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07024869

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Electrocomponents plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

FILE NO. 82- 34672 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/3/07


Electrocomponents plc

Delivering our strategy

Annual Report and Accounts 2007 >

Electrocomponents plc

Electrocomponents plc is a dynamic and international business that distributes a wide range of products to development and maintenance engineers in all types of businesses around the world. In this, the second year of our strategic development plan, we have made good progress as shown by our strong financial performance.

Contents

1 Financial Highlights
2 Chairman's Statement
3 Our Business Today
4 Our Key Markets
6 Our Strategy
7 Chief Executive's Review
8 Business Review
14 Board of Directors
15 Report of the Directors
19 Remuneration Report
23 Report of the Auditors
24 Group Income Statement
25 Group Balance Sheet
26 Group Cash Flow Statement
27 Group Significant Accounting Policies
29 Notes to the Group Accounts
46 Company Balance Sheet
47 Company Significant Accounting Policies
48 Notes to the Company Accounts
53 Five Year Record
54 Notice of Annual General Meeting
56 Principal Locations
56 Registered Office, Advisers and Financial Calendar



To view the Annual Report online, visit: www.electrocomponents.com

How we have performed...

Revenue up 9.0%

£877.5m

2006: £828.5m

Headline operating profit up 18.5%

£90.3m

2006: £76.2m

Headline profit before tax up 15.9%

£84.4m

2006: £72.8m

Headline earnings per share up 14.3%

12.8p

2006: 11.2p

Dividend per share

18.4p

2006: 18.4p

Headline return on sales

9.6%

2006: 8.8%

DEFINITIONS OF TERMS:

In order to reflect underlying business performance, comparisons of revenue between periods have been adjusted for exchange rates and the number of trading days. Changes in profit, cash flow, debt and share related measures such as earnings per share are at reported exchange rates.

Enterprise Business System (EBS): In order to make clear the costs of the EBS project and the underlying performance of the business, EBS costs have been disclosed separately. Therefore, unless explicitly stated, measures based on operating costs, contribution and process costs exclude EBS.

Headline profit: A profit of £0.8m (2006: charge £7.7m) was incurred in the year for items excluded from headline profit. Details of these items are given in the Income Statement on page 24 of this report. Key performance measures such as return on sales, EBITDA and ROCE use headline profit figures.

Chairman's Statement >



Helmut Mamsch
Chairman

Introduction
This has been a year of good progress. The implementation of the strategy continues with good signs of success in both our electronic and electromechanical (EEM) and maintenance, repair and operations (MRO) businesses and resultant strong sales growth. The Enterprise Business System (EBS) was implemented successfully during the financial year in Austria, Italy and Germany and since the year end in Benelux, Ireland, Scandinavia and Spain. It now supports all the UK and European businesses. The work to create a lower cost infrastructure has progressed well, including the move to a new head office, and has achieved £7.6m of annualised cost savings.

Overall, headline profit increased by 16% to £84m supported by sustained sales growth across the Group, gross margin stabilisation and tight control of costs.

Strategic Development
The strategy development is now delivering tangible benefits with the launch of extended ranges and leading edge products, a more flexible service offer and more competitive pricing to meet customer requirements. This has been supported by more customer-specific selling and marketing activities.

Dividend
The Board announced in 2005 that it would maintain the dividend for the following three years, assuming no substantial deterioration in economic conditions. Accordingly, the dividend will be maintained at 18.4p per share for the full year, being year two of this three year period.

Our people
The business has had another very busy year. Revenue and profit growth has been achieved at the same time as the further roll out of EBS. This has been made possible as a result of the commitment and skill of all our people. On behalf of the Board, I thank everyone for their hard work.

As previously announced, Bob Lawson retired as Chairman in October 2006. Bob made an enormous contribution to Electrocomponents over his 26 years with the Group. In many ways Bob has been the architect of the Group as it now stands. In particular, he rolled out the RS concept internationally and this now comprises more than £500m (nearly 60%) of the Group's total revenue. I have appreciated enormously Bob's support in his handover to me and we all wish him well in the future.

Nick Temple will be retiring at the Annual General Meeting after 10 years on the Board. We thank Nick for his valuable contribution, particularly in the field of technology and e-Commerce, which has become a major channel for our business. We wish him well for the future.

Tim Barker, who has been a Non-Executive Director of the Company for seven years, will replace Nick Temple as Senior Independent Director at the Annual General Meeting.

Rupert Soames has been appointed to the Board as a Non-Executive Director. Rupert is currently CEO of Aggreko plc, the global leader in the rental of power, temperature control and oil-free compressed air systems. He has significant relevant international, high service and information systems experience and we welcome him to the Group.

Current Trading
Since the year end the Group has successfully completed the EBS roll out across Europe. Group revenue has grown at around 6% with an improving performance during May. The International business has grown revenue at around 10% and the UK business has grown at around 2%.

Helmut Mamsch
Chairman


RS
The Catalogue

We are the world's largest industrial electronics catalogue distributor.

We are focused on...

EEM >
Electronic and Electromechanical

Customers are responding positively to our improved EEM offer, which is broader, deeper and includes more innovative product ranges.

Customers

> Electronics design and production engineers
> Field service and maintenance engineers

Customer needs

> Deep and innovative product ranges
> Reliable delivery

RS is primary supplier

New technology launches

> Wireless
> Displays
> Solid State Lighting
> Power Supplies
> Embedded Computing
> Supplier Specific Technologies







MRO >
Maintenance, Repair and Operations

Our primary focus is to simplify the offer to meet customer needs more effectively.

Customers

> Maintenance engineers

Customer needs

> Broad range of products and technologies
> Reliable and fast delivery

RS is secondary supplier







e-Commerce >

e-Commerce is a key enabler of the strategy. It allows the Group to make a very wide range of products available globally at lower cost. It also allows rapid new product introductions and price changes.

28%

Revenue share

23%

Revenue growth



Where we operate...

Asia Pacific >



- > 9 operating companies in 4 sub-regions across 10 countries
- > 6 warehouses
- > Content in 3 local languages
- > 60,000 locally stocked and up to 100,000 extended range products on offer
- > e-Commerce 29% of total sales

RS delivers total quality assurance to Bayer in China

Bayer, a research-based global enterprise with core competencies in the fields of health care, nutrition and high-tech materials, hosts one of its largest supply centres for the Asia Pacific region in China.

For such a large chemical enterprise as Bayer, a small delay in the delivery of goods can result in significant delays in the development of products. RS's bonded warehouse in Waigaoqiao, Pudong, guarantees timely supply of products. RS carries products that meet Bayer's high-end requirements and offers internationally recognised brands delivered with total quality assurance. The superior RS service standard ensures Bayer's business runs smoothly.

17%

Revenue growth

Japan – RS Components helps drive Toyota Technical Development

Toyota Technical Development Corporation (TTDC is a member company of the Toyota Group) develops and supports Toyota's technologies for safety and lowering environmental impact. The company develops Hybrid Engines, Electronic Control systems and Fuel Cells for mass production.

TTDC's primary requirements are for electrical and electronic components including Resistors, DC/DC converters, PCB connectors and Capacitors. Toyota relies on RS as a key supplier because of its wide range of branded EEM components and guaranteed delivery which support TTDC's technology development and business growth.

Continental Europe >



RS helps keep the energy market going

The 'Big Four' Group of the largest Utility companies in Germany (RWE, E.on, EnBW and Vattenfall) power thousands of homes and businesses every hour of every day.

The Group's initial requirements from RS were for hand tools and electronic installations and this has expanded to include many more products. Product availability and assured delivery are at the forefront of their requirements and RS's flexible pricing on volume orders means the same RS service, but at even better prices.

With RS Components, they could rationalise their numerous suppliers to a select number of preferred suppliers. The Group saves time and money and with superior customer service, this is what makes RS a supplier of choice.

UK >



- > 2 warehouses
- > 15 trade counters and 6 call and collects
- > 150,000 products stocked locally and 85,000 extended range products on offer
- > e-Commerce 32% of total sales

RS helps e2v Technologies to innovate

e2v Technologies is a leading designer, developer and manufacturer of specialised components and subsystems for Electronic tubes and Sensors and Semiconductors. These products enable some of the world's leading OEMs to deliver innovative systems for medical, science, aerospace, defence, industrial and commercial applications.

Group Share of Turnover by Region >

9%
Asia Pacific

18%
North America

41%
UK



> 10 operating companies serving 13 countries
> 7 warehouses
> 12 locally priced catalogues and websites
> Up to 160,000 products available locally and 230,000 extended range products
> e-Commerce 32% of total sales



10%
Revenue growth

North America >



> 55 local branches
> Single warehouse co-located with head office in Texas
> Annual catalogue with strong supplier input
> 135,000 products available through the catalogue and 300,000 online
> e-Commerce 10% of total sales

Allied Electronics helps Schilling Robotics deliver technology excellence

Schilling Robotics designs and delivers the world's highest-performing building blocks for subsea equipment operating in the world's harshest environments. The company's engineering specialties focus on high-speed digital electronics, robotics and precision machining.

When Schilling's previous supplier was unable to meet scheduled demand for a required product, Allied stepped in. Allied's local representative negotiated with the manufacturer to switch the supply of the product whilst maintaining the price. The time Allied was able to save Schilling was invaluable.

Latest technologies, new product introductions and fast access to the products and services are just some of the reasons why Schilling Robotics use Allied time and time again.



22%
Revenue growth

e2v depend on RS for the supply of a wide range of products from electronics components such as connectors to health and safety equipment.

With cost control being a crucial factor, e2v required a cost effective purchasing system which gave them total visibility of their company's spend. RS immediately fulfilled the criteria with Purchasing Manager™, RS's online purchasing solution.

Purchasing Manager™ enables companies to set spend controls, workflows and gain transparency of expenditure with RS. The system notifies users immediately if a product is not available and searches for alternatives, which prevents costly delays and frustrating waits for essential products.

Significantly RS has helped e2v to save considerable time, empower employees with spend controls and reduce administration time and control costs with Purchasing Manager™.

2%
Revenue growth

How we are progressing...

What we said >		What we have achieved >	What we are doing next >
1	**Focus separately on two distinct customer groups** > EEM – Electronic and Electromechanical > MRO – Maintenance, Repair and Operations	**100,000** Extended range products have been made available over the web from our North American and Japanese offers	**Further develop the EEM offer** > Further product range additions > More new technology launches > Widening the availability of extended ranges > Deepen the relationship with selected suppliers
2	**Implement the Enterprise Business System (EBS)** > Asia > UK and Europe	**Go-live** EBS successfully launched in Austria, Germany, Italy and China	**EBS implementation is now complete** > Final element of the European roll out was completed in May 2007 > From May 2007, all UK and European businesses operate on the EBS platform > Beginning to realise the benefits of an integrated system
3	**Create a lower cost infrastructure** > £10m infrastructure reduction	**£7.6m** Total annualised cost reduction	**Further actions planned to achieve the annualised £10m target** > Complete by end 2008



Ian Mason
Group Chief Executive

Overview
In May 2005, we committed to a plan to improve the financial performance of the Group significantly. The plan had three main elements:

> Focus separately on two distinct customer groups: Electronic and Electromechanical (EEM) and Maintenance, Repair and Operations (MRO)

> Implement the Enterprise Business System (EBS)

> Create a lower cost infrastructure

This year has seen a step change in the delivery of each element of the plan which has consequently resulted in strong sales and profit growth. The two infrastructure elements of our plan are largely done. The roll out of EBS in Europe is now complete and three quarters of the targeted cost savings have been achieved, with the remainder well in hand. Our focus is on our customers and continuing to build on the enthusiastic response we have had to our improved EEM and MRO offers.

Electronic and Electromechanical (EEM)
Our EEM customers are primarily involved in electronics design and pre and low volume electronics production. Strong electronics market growth, technology proliferation and R&D investment make this an attractive and growing segment to serve, and catalogue-based distribution is the customers' preferred channel. Their primary need is access to as broad, deep and innovative a product range as possible.

During the year, we have updated our EEM product range: 100,000 extended range products have been made available over the web from our North American and Japanese offers; complete ranges of leading edge technologies have been launched (wireless and displays, solid state lighting, power supplies, embedded computing) and the current product ranges have been refreshed and increased in depth. We have improved our EEM offer promotion to make it more targeted and relevant to design engineers and done much more joint supplier promotion to leverage our relationships with strong brands. All of these initiatives are generating significant incremental revenue and re-establishing the Group as the leading EEM distributor. As well as continuing to develop our product range, new tools and flexible packaging options are being developed to better serve these customers' needs.

Maintenance, Repair & Operations (MRO)
Within MRO there is an important customer segment involved in factory automation that primarily uses process control and automation (PCA) products. Both the MRO and PCA segments have been buoyant due to the improved outlook for manufacturing and increased use of automation in the workplace.

Within Europe, an extended range of products from four leading PCA suppliers has been offered over the web and sales and marketing resources, including technology-specific discounts, have been more targeted at factory automation customers. As a result, PCA is growing strongly across Europe. The profitability of the MRO product ranges has been improved through range rationalisation, increasing use of own brand and better buying, with contribution growing faster than sales. These successful initiatives will be scaled up in the coming year to further improve profitability.

Customer Research
Customer research in the UK (soon to be completed in Europe) has demonstrated considerable improvements in customer perceptions across all service measures and value for money relative to competition. The actions we have taken on price and customer discounts have been recognised by the customer. Our businesses have clearly become more competitive in meeting customers' needs and will continue to do so.

Summary
The Group's strategy is clear and its implementation is leading to strong sales and profit growth. The necessary infrastructure projects are largely behind us, and much preparatory work has been done to enable delivery of the strategy. We will focus on further improving our customer offers to drive growth as well as maintaining our control of costs. While there is much hard work still to do, clear plans are in place and the forthcoming year will be another of further progress.

Ian Mason
Group Chief Executive



Simon Boddie
Group Finance Director

NATURE OF THE BUSINESS
Electrocomponents plc is a high service distributor of electronic, electromechanical and wider industrial products. The Group operates in 27 countries and sells to most of the remaining countries of the world via third party distributors. The Group offers a wide range of products to customers who are typically research and development ('R&D') or maintenance engineers in business. A large number of high quality goods are stocked, which are dispatched the same day that the order is received. The average customer order value is generally less than £100 although the range of order values is wide. The number of customer contacts is very large and their product demands diverse. This means that the Group manages tens of thousands of orders each working day.

PROGRESS ON 3 YEAR PLAN
As explained in the Chief Executive's Review we have continued to make good progress implementing the new strategy announced in May 2005.

STRENGTHS AND RESOURCES
Brands
The Group has a number of major brands. The most significant of these is 'RS' which is used all over the world, except in North America, France and Ireland where the 'Allied', 'Radiospares' and 'Radionics' brands are used respectively.

Customer relationships
We supply nearly 1.5m customers from all industrial sectors. We have relationships with both the end users who utilise our products and also with the companies for whom they work. Our customers are typically R&D and maintenance engineers.

Supplier relationships
The relationships with our suppliers are an important element in allowing us to maintain high standards of product availability for our customers. We purchase 350,000 products from 2,300 major suppliers throughout the world with increasing focus on global purchasing agreements. Our offer to R&D engineers is valuable to many of our suppliers, who would otherwise find the small order and immediate dispatch requirements of such customers difficult and costly to satisfy.

Employees
The skills and support from our employees are major assets to the Group. During the year we employed around 5,500 employees worldwide. The geographic spread includes: 1,900 in the UK, 1,300 in Continental Europe, 600 in North America, 800 in Asia Pacific and 900 in the Groupwide processes. Within the Operating companies an increasing proportion of employees are focused on our sales and marketing activities.

OPERATING PERFORMANCE AND KEY PERFORMANCE INDICATORS
Operating performance

	2007	2006
Revenue	£877.5m	£828.5m
Gross margin	50.5%	51.5%
Contribution	£192.2m	£183.2m
Group Process costs	(£82.9m)	(£81.9m)
EBS costs	(£19.0m)	(£25.1m)
Headline operating profit	£90.3m	£76.2m
Interest (net)	(£5.9m)	(£3.4m)
Headline profit before tax	£84.4m	£72.8m
Headline earnings per share	12.8p	11.2p
Dividend per share	18.4p	18.4p

Key performance indicators

	2007	2006
Group revenue growth	9.0%	5.0%
International	14.5%	11.8%
UK	1.9%	(3.0%)
e-Commerce revenue share	28%	25%
Headline Group return on sales	9.6%	8.8%
Headline EBITDA[1]	£118.2m	£100.3m
Free cash flow	£45.3m	£26.9m
Headline ROCE[2]	20.5%	16.7%
Stock turn (per year)	2.7x	2.5x
Revenue per head (£'000)[3]	161	155
Number of customers (millions)	1.5	1.4

(1) Headline earnings before interest, tax, depreciation and amortisation
(2) Return on capital employed is defined as headline operating profit expressed as a percentage of net assets plus net debt
(3) Revenue on a like for like basis (2006 and 2007) adjusting for trading days and foreign exchange

Headline profit before tax has increased by £11.6m (15.9%). The main areas of improvement were an increase in the contribution of our International business of £10.0m and a reduction in EBS costs by £6.1m. Against this, the UK contribution declined by £1.0m and Process costs and interest costs increased by £1.0m and £2.5m respectively.

Profit before tax was adversely affected by the strengthening of Sterling by ca. £0.9m year on year. Adjusting for this effect headline profit before tax would have grown by 17.2%.

The contribution of our International business has again increased due to a combination of high revenue growth and improved cost leverage. The UK contribution fell slightly despite the revenue growth as operating costs increased, principally as a result of additional operating costs to support the new EBS markets.

EBS costs were reduced following higher costs associated with the UK implementation in the last financial year. Interest costs increased due to the higher level of debt and rising interest rates.

e-Commerce is a key enabler of the strategy. It allows the Group to make a very wide range of products available globally at a lower cost. It also allows rapid new product introductions and price changes. In addition, supplier relationships have been leveraged through brand shops on the web. e-Commerce revenue growth remains strong at 23% and it now represents 28% of

Group revenue, including 57% in Japan and 32% across Europe and the UK. In several operating companies we now take more orders through our e-Commerce channels than by telephone.

Gross profit increased by £17.1m in 2007 with growth in all regions. The Group gross margin reduced by 1% point year on year with different patterns by region.

The UK gross margin was stable throughout the year. The selling price realignment, undertaken over the last few years to improve competitiveness, was largely complete and the gross margin has benefited from reduced product costs, through better buying and rationalisation of the MRO range, as well as greater use of the higher margin RS own brand products.

The International gross margin declined year on year by 1.6% points but with the rate of decline slowing during the year with a decline of 0.3% points first half to second half. The strong growth of our lower, but stable gross margin business in North America, was responsible for a proportion of the full year decline. The underlying gross margin decline was in the European and Asia Pacific regions. In Europe, selling price realignments and the growth of profitable larger order business have impacted gross margins while in Asia Pacific foreign exchange movements have been significant. In the future the European region, the largest region in the International business, will benefit from the completion of the selling price realignment and the full year impact of product cost savings coming through.

Both Operating and Process costs have been reduced as a percentage of revenue due to tight management control and the beneficial scale effect of higher revenue. Actions in the year have realised a further £3.2m of annualised cost reductions comprising headcount savings, catalogue paper savings and the sale of the head office in Oxford, combined with a move to smaller accommodation. The total of annualised cost reductions achieved so far is £7.6m and further actions are planned to deliver the annualised £10m targeted for 2008.

Net debt was £136.2m at 31 March 2007, £15.4m higher than last year with interest cover remaining high. The pension deficit (net of deferred tax) fell by £0.6m to £29.1m.

The reorganisation income of £0.8m comprised costs, relating to the creation of a lower cost infrastructure (£1.1m), and a one-off profit on sale of the head office (£1.9m).

Free cash flow at £45.3m was up £18.4m on last year principally due to higher profits, and the sale of the head office. These improvements were offset, in part, by increased gross capital expenditure associated with the build of the new office and warehouse facilities in our North American business.

INTERNATIONAL

	2007	2006
Revenue	£521.3m	£474.9m
Revenue growth	14.5%	11.8%
Gross margin	48.7%	50.3%
Operating costs % of revenue	(30.2%)	(32.1%)
Contribution	£96.3m	£86.3m
% of revenue	18.5%	18.2%

The International business comprises Continental Europe (55% of revenue of the International business), North America (30%) and Asia Pacific (15%). During the year the International business continued to grow and now accounts for 59% of Group revenue and 50% of Group contribution. After adjusting for the £1.9m adverse impact of the strengthening of Sterling, contribution from the International business increased by £11.9m year on year.

Revenue growth increased during the year with all regions growing faster than in 2006.

Operating costs reduced as a percentage of revenue by 1.9% points demonstrating the ongoing operational gearing benefits of higher sales in the region.

Continental Europe

	2007	2006
Revenue	£287.5m	£267.9m
Revenue growth	10.1%	8.3%
Contribution	£64.5m	£59.9m
% of revenue	22.4%	22.4%

During the year, the European region maintained strong revenue growth of 10.1%, which was consistent throughout both halves of the year.

This performance was achieved against the backdrop of the preparation for and implementation of EBS in seven out of the eight European businesses: Austria, Benelux, Germany, Ireland, Italy, Scandinavia and Spain. Our French business implemented an upgrade to EBS in September 2006.

The European business continues to implement the strategy. This has included refocusing local sales forces towards the EEM offer with dedicated EEM sales forces being established in France and Germany. The EEM offer has improved with the North American extended range being made available to the majority of the European markets. Our quotations and larger order business, which delivers good margins, has continued to grow in response to the more flexible approach we have taken with our customers.

The level of best practice sharing and focus on key supplier initiatives across businesses has been increased.

North America

	2007	2006
Revenue	£157.2m	£137.5m
Revenue growth	21.8%	18.0%
Contribution	£23.4m	£19.2m
% of revenue	14.9%	14.0%

Allied, our North American business, increased its revenue growth during the year. This is the third consecutive year of growth at around 20%. Contribution grew to 14.9% of revenue, due to strong revenue growth, limited cost increases and a stable gross margin.

The business has continued to pursue its proven sales growth strategy. This has involved the strengthening of the field sales team throughout the business's 55 local branches. Allied's close relationships with its suppliers is another key strength, with joint promotion programmes and suppliers often accompanying Allied staff on customer visits. In addition, customer service and stock turn have improved during the year.

The development of the new warehouse and office in Fort Worth is proceeding according to plan. The new office move is now complete and the warehouse move is planned in the middle of the next financial year. Move costs of around £1m are expected to be incurred in the next financial year.

Asia Pacific

	2007	2006
Revenue	£76.6m	£69.5m
Revenue growth	17.3%	14.5%
Contribution	£8.4m	£7.2m
% revenue	11.0%	10.4%

Asia Pacific also accelerated its revenue growth from 2006. All regions grew significantly including North Asia (19%), South Asia (38%), Australasia (8%) and Japan (15%). We have strengthened the senior management across the region.

In China, the business started implementing its plan to accelerate its revenue growth. The business recently launched its fifth Chinese language catalogue with 50,000 locally stocked products and another 100,000 extended range products from Japan and North America available via the web. The sales force and number of local sales offices have been increased and there are now nearly 300 employees involved in sales and marketing in China. The revenue investment by the Group on this initiative in the financial year was around £1.3m.

South Asia's strong growth was due to the successful customer acquisition programme and the contribution from the new Thailand sales office, which started trading during the year.

Both Australasia and Japan continued to grow strongly during the year. e-Commerce now represents some 57% of Japan's revenue.

UK

	2007	2006
Revenue	£356.2m	£353.6m
Revenue growth	1.9%	(3.0%)
Gross margin	53.3%	53.0%
Operating cost % of revenue	(26.4%)	(25.6%)
Contribution	£95.9m	£96.9m
% of revenue	26.9%	27.4%

The UK returned to revenue growth with the strategy delivering results. The full year growth of 1.9% was 4.9% points higher than last year. Growth improved during the year from around 1% in the first half to nearly 3% in the second half.

The business benefited from the improvement in the UK manufacturing economy and the implementation of the strategy. There has been increased sales focus with the sales force realignment to the two customer offers of EEM and MRO, the growth in larger order business at good margins and continued large account wins.

e-Commerce grew significantly and accounted for 32% of the UK business's revenue. The internet trading channel has continued to be upgraded with additional functionality being created to support our EEM customers.

This was the first full year for the UK on the EBS platform and while certain operational costs have increased post go-live, there has been a focus on realising the benefits of the system. The system facilitates the use of targeted technology-based discounts which have increased sales. In addition, an ongoing continuous improvement culture is being used to drive enhanced customer service and greater efficiency in the business.

EBS

	2007	2006
Depreciation and amortisation	£10.7m	£6.8m
Project and local business cost	£8.3m	£18.3m
Total	£19.0m	£25.1m
Cash outflow	£16.0m	£38.0m

The roll out of EBS in Europe is now complete. By the year end, a single integrated regional system supported our businesses in Austria, France, Germany, Italy and the UK. The final element of the European roll out was completed in May 2007, with the businesses in Benelux, Ireland, Scandinavia and Spain migrating to the EBS platform. During their first few months post implementation these businesses are being supported by teams from the rest of the Group with previous EBS expertise.

The benefits of an integrated system are starting to be realised. While there are some higher operating costs initially after implementation of the new system, the costs are expected to be lower in the medium term. This was the pattern experienced in France after its implementation in June 2003. In 2007, the UK benefited from the additional flexibility of technology-based customer discounts which have helped drive its sales growth. In the future, we expect increased stock turn in Europe due to the improved stock visibility and regional demand planning.

The EBS implementation in our Asian operations was virtually completed during the year, with the Chinese sales offices being brought onto the system. The timing of the roll out of EBS into our North American business will be determined after the completion of the local warehouse move.

The EBS costs have reduced by £6m year on year to £19m. This is as a result of the lower implementation costs (£10m) following the high prior year costs as a result of the UK implementation, offset in part by the higher depreciation (£4m) as the asset has now been in use for a full year. The cash outflow has reduced by £22m year on year principally due to the lower implementation costs (£10m) and the prior year safety stock, associated with the UK implementation, coming out in this financial year (£14m).

In the next financial year the total EBS costs, including depreciation, implementation costs, and system development costs incurred post implementation, are expected to be slightly lower than in 2007. As there have been implementation costs incurred in early 2008, the depreciation and implementation costs will continue to be disclosed as EBS costs. The costs of developing the system post implementation to drive the strategy and benefits will be included with the other information system costs and disclosed within Process costs. As in prior years the depreciation and implementation costs will be disclosed as EBS costs. From 2009 it is anticipated that the EBS costs will not be separately disclosed and the ongoing EBS depreciation costs will be included within Process costs.

PROCESSES

	2007	2006
Process costs	£82.9m	£81.9m
Process costs % of revenue	9.4%	9.9%

The Processes support our operating companies by ensuring that they have the products, infrastructure and expertise to provide consistently high service levels around the world. The costs have reduced year on year as a percentage of revenue even after allowing for the £3.1m one off Information Systems costs incurred last year.

Information Systems
The role of Information Systems is to support and develop the enterprise system applications that are required by the business.

The recent focus has been on consolidating the operations of the businesses on the EBS platform. Other activities have included completing the global technology refresh of desktop hardware, software and email infrastructure. The ongoing move of core applications to our data centres has also strengthened our disaster recovery capabilities.

Supply Chain
The Supply Chain Process is responsible for all the logistics surrounding product supply and the management of stock levels.

The dual objectives have been to maintain high levels of customer service whilst also starting to exploit the regional planning capabilities provided by EBS. This has now started, evidenced by the improvement in stock turn from 2.5 to 2.7 times.

Product Management
The role of Product Management is to manage the selection and purchase of some 350,000 distinct products around the world.

During the year, Product Management strengthened relationships with key EEM and PCA suppliers. This has led to more joint initiatives, focusing on product range development, marketing and web promotions across all geographies. Examples extend to suppliers where their European customers, who wish to buy small volumes of certain products, are directed to our local operating companies for fulfilment.

Media Publishing
The Media Publishing Process is responsible for the design and production of the Group's publications and associated content for e-Commerce.

Further strides have been made by Media Publishing to reduce costs particularly in the print and paper costs of our catalogues whilst maintaining their quality.

Headline profit before tax

up 15.9%

CAPITAL STRUCTURE
Net debt of £136.2m comprised gross borrowings of £155.3m (currency split: £52.6m in US Dollars, £40.5m in Euros, £31.9m in Japanese Yen, £10.3m in Sterling and the balance of £20.0m in other currencies), and financial assets of £19.1m (currency split: £1.9m in Sterling, £13.3m in Euros and the balance of £3.9m in other currencies). This currency mix is due to the hedging of translation exposure, interest differentials and tax efficiency. The peak net borrowing during the year was £179m. In addition the pension deficit (net of associated deferred tax) was £29.1m at 31 March 2007.

The Group's main sources of debt are a syndicated facility for $120m and £110m from nine banks and a syndicated facility for £63.5m from three banks, both maturing in February 2010. At 31 March 2007, the Group also had a bilateral facility for $100m in place which was terminated in early April 2007.

TAXATION
The Group's effective tax rate is 34% of profit before tax which represents a 1% point increase from the prior year due to the increasing proportion of Group profits realised in higher tax countries outside the UK. This rate includes the effect of a significant, and ongoing, increase in the deferred tax liability due to the tax amortisation of overseas goodwill. The deferred tax liability is not expected to crystallise in the foreseeable future. This, together with the differing timing of payments, causes a discrepancy between the effective tax rate of 34% and the cash tax rate, of 26% of profit before tax.

PENSION
The Group has defined benefit schemes in the UK, Ireland and Germany. All these schemes are now closed to new entrants. Elsewhere (including the replacement schemes in the UK and Ireland) the schemes are defined contribution.

Under IAS 19 the combined deficit of the defined benefit schemes was £38.7m at 31 March 2007.

The most recent valuation of the UK defined benefit scheme was carried out as at 31 March 2007. This disclosed a gross deficit of £31.9m. To eliminate the deficit, based on the assumptions used in the valuation as at 31 March 2004, the Group will make additional annual payments to the scheme for the next 12 years (2007: £4.5m and increasing at 3% per year).

RISKS
Electrocomponents has an established risk assessment and management process that provides regular reports to the Board and the

Executive Committee on the principle risks and uncertainties facing the business, and on progress with their control and mitigation.

It is a key element of our management strategy to respond to the risks identified and to the challenges they present. We have summarised our most significant risks as follows:

Group Strategy

Considerable progress has been made on the implementation of the Group's strategy as outlined in the Group Chief Executive's Report and the Business Review. The most significant risk to the Group strategy is that it does not deliver the anticipated results.

The risk is being responded to in many ways, focusing on the development of the EEM and MRO ranges, supported by robust customer research and dedicated sales teams to ensure the relevance and competitiveness of the offers in meeting customer needs. The effectiveness of these actions are closely monitored and assessed for their contribution to the success of the strategy.

Pricing

We operate in highly competitive and innovative markets worldwide. To be successful we must continue to improve value for money rating through market pricing, high service and effective customer communication. The risk is that we do not maintain our service differential or price positioning with our competitors, and that we fail to communicate with our customers effectively.

To address the risk we closely monitor market developments and competitor pricing, and assess the potential these may have to influence the market. We have robust market pricing frameworks in place to respond quickly and decisively to these risks, with continuing activities to refine, improve and effectively communicate our service offer in each of our markets.

People

The successful implementation of our Strategy is ultimately dependent on the expertise, commitment and strong support of our employees. Developing the appropriate skills and a high performing, supportive organisational culture are therefore key ongoing challenges.

To ensure individuals have a clear understanding of their contribution to the Group Strategy, personal objectives and rewards are being aligned with Group Strategy delivery to ensure there is successful operational implementation. We continue to enhance technical skills by the development of internal competencies and to supplement these by adding new expertise through external appointments.

Our values and culture activities continue to be promoted throughout the Group emphasising the positive attributes of speed, flexibility and customer service. These values are embedded into the UK organisation by 'continuous improvement' workshops where employee teams are encouraged to identify, develop and implement process improvements to promote customer satisfaction and process efficiency.

IT and Communication Systems

We are heavily dependent on our data processing and communications systems to support our worldwide distribution businesses. The completion of our EBS systems implementation in Europe, and the systems upgrade in our Asian businesses have substantially replaced our 'Legacy' data processing systems and has significantly improved the Group's risk profile.

The introduction of an integrated data network and infrastructure does, however, introduce new risks of region-wide dependencies on common systems solutions.

We have made significant investments in resilient systems infrastructure, systems knowledge and region-wide disaster recovery provision. New Incident Management processes and updated business continuity arrangements have been introduced to support our business units should systems disruption occur. These processes are subject to ongoing testing and review with sharing of experiences and solutions. As we build our experience of operating in the new systems environment we are confident that this risk will be progressively mitigated.

Summary

The identification, assessment and control of these risks are an integral part of the management of the business, and we believe we have made significant and positive improvements over the past 12 months.

CORPORATE RESPONSIBILITY

Corporate Responsibility (CR) is part of our business philosophy and we have established a set of CR principles both to guide our trading practices and to set ethical standards for our management processes. Electrocomponents is a member of the FTSE4Good index and we participate in the Carbon Disclosure Project.

Our CR procedures and processes form part of our established procedures for the identification, management and control of risk to the business. Our CR principles are communicated to all employees in our Group Policy Manual and in induction and other training courses. We support independently managed procedures for the confidential reporting of breaches of these principles.

The General Managers of each business have operational responsibility and, in practice, all employees are responsible for ensuring that our CR policies are implemented and for identifying opportunities for further development.

Ethical Trading

As we develop and expand our product range and supplier base, we ensure that all new and existing direct suppliers are aware of our corporate responsibility principles and undergo a process of assessment and, where appropriate, audit based on Ethical Trade Initiative (ETI) guidelines.

To date we have conducted ethical audits at 64 direct suppliers in countries of concern as defined by the ETI. These suppliers are audited on a three year cycle. If suppliers are unable to satisfactorily address matters raised in an audit assessment they will be rejected.

Health and Safety

Our Group-wide health and safety management processes are based on the application of risk management techniques and on the Occupational Health and Safety Management Standard OHSAS18001. We use Group-wide metrics to monitor performance, with quarterly summaries to the Executive Committee and an annual Board review.

Health and Safety KPIs

	2007	2006
All accidents per 100,000 hours worked	3.39	3.92
Lost time accidents* per 100,000 hours worked	0.33	0.43

* Lost time accidents are those where the employee is off work for at least 24 hours

In 2007, 33 lost time accidents were reported (2006: 43). Underlying accident trends reflect this improvement with the total number of accidents including lost time accidents, per 100,000 hours worked, also down on 2006. The working time lost due to accident or occupational ill health conditions for the year to 31 March 2007 was 0.3 days per 1,000 days worked.

Manual handling activities, and slips, trips and falls accidents continue to be the most frequent cause of accidents. These areas will be the focus of continuing accident reduction initiatives in 2007 including targeted investments in process improvements, employee training and workplace inspection processes.

The Group health and safety objectives for 2008 will continue to focus on accident reduction together with the development of safety auditing and external benchmarking.

Environment

Our business activities are concerned with distribution, and as such we are not an intensive user of energy or generator of large amounts of waste. We are committed to minimising the impact of our activities on the environment, which we measure by calendar year. Our primary environmental impacts are carbon emissions due to the use of energy in our facilities, the generation of waste and water usage which are analysed below. Currently 53% of our staff are employed in ISO14001 Environmental Management Standard certified operations.

During 2006 our environmental performance was influenced by a period of significant business activity with high growth, and major Group projects including EBS rollout, the global technology refresh and the US warehouse build.

Energy intensity at our premises (i.e. indexed to Group turnover) was reduced by some five per cent. Freight transport emissions indexed to turnover rose slightly in the year however, reflecting business growth and more shipments from the UK warehouses into Europe and Asia. The completion of the EBS systems integration project in Europe will reduce dependence on the UK warehouses for European order fulfilment. Major Group projects also contributed to an increase in business travel in 2006 over 2005.

A number of initiatives are underway to improve performance, with more business units now sourcing electricity generated from renewable sources compared to 2005, although this remains low as a percentage of total electricity purchases. Our investigations into renewable sources of energy for the UK warehouses continue. The programme to replace 'Legacy' computer equipment across the Group with flat screen technology has now been completed.

Emissions KPIs

	Total Emissions (Tonnes CO_2)		Total Emissions (Tonnes CO_2) per £m Turnover	
	2006	2005	2006	2005
Premises Energy Use*#	19,945	19,290	22.7	22.3
Freight Transport**	10,759	9,594	12.3	11.6

* includes CO_2 due to electricity (constant CO_2 factor for all countries/states), natural gas and fuel oil use
** based on supplier estimates, subject to approximations
# 2005 data amended to correct under reporting on gas emissions

The total quantity of waste generated by our business activities increased during 2006 reflecting both international growth and also the routine large scale purchase of materials such as pallets as part of periodic replacement programmes.

Our catalogues continue to use optimised grades of paper to reduce paper consumption and where practicable distribution costs. All pulp is obtained from Forestry Stewardship Council (FSC) or Sustainable Forestry Initiative (SFI) approved sources. Catalogues and other promotional literature are printed in facilities accredited to the ISO14001 standard as a minimum, whilst two thirds of catalogues and all CDs are produced in EMAS (Eco-Management and Audit System) and 'Nordic Swan' accredited facilities.

Waste KPIs

	Total Waste (Tonnes)		Total Waste (Tonnes) per £m Turnover	
	2006	2005	2006	2005
Total Waste	2,507	1,947	2.9	2.4
Waste reused /recycled	1,812	1,401	2.1	1.7

A small reduction in water consumption was recorded for 2006 over 2005, with the main European businesses in particular reporting reductions in overall water usage rates.

Water KPIs

	Total Water Consumption (m^3)		(m^3) Water Consumption per employee	
	2006	2005	2006	2005
Total Water Use	40,972	41,900	6.9	7.2

Employee involvement has been encouraged with the launch of the 'Bright Ideas' initiative sponsored by the Group Chief Executive, where employees contribute their ideas on business improvement. Environmental suggestions featured strongly in the feedback and a number are being investigated for adoption.

Verification

Electrocomponents evaluates its CR policies and performance as part of its risk management and internal audit processes and those locations accredited to ISO14001 and OHSAS18001 have periodic external audits. We have considered external verification of the Group's CR performance, but have decided to limit this to external professional advice on specific matters as required.

Board of Directors >



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1. H Mamsch, Chairman
Helmut Mamsch, 62, joined as Chairman Designate in September 2006 and took over as Chairman in October 2006. He is a Non-Executive Director of both GKN plc, and SAPPI Ltd (South Africa). He is also a Supervisory Board member of K+S AG. He was formerly Deputy Chairman of LogicaCMG plc, a Non-Executive Director of RMC Group plc and a Management Board member of VEBA AG (now E.ON AG). (Chairman of the Nomination Committee) (a)

2. I Mason MBA, Group Chief Executive
Ian Mason, 45, joined the Group in February 1995 as Director of Business Development. He was appointed to the Board of Directors in July 2000 as Chief Operating Officer and was appointed Group Chief Executive in July 2001. Previously he worked for The Boston Consulting Group.(Chairman of the Group Executive Committee) (b) (c)

3. S Boddie MA ACA, Group Finance Director
Simon Boddie, 47, joined as Group Finance Director in September 2005 from Diageo plc. He joined Diageo in 1992 where he held a variety of senior finance positions, latterly as Finance Director of Key Markets. (Chairman of the Treasury Committee) (b) (c)

4. K Hamill BA FCA, Non-Executive Director
Keith Hamill, 54, joined as a Non-Executive Director in July 1999. He is Chairman of Tullett Prebon plc, Alterian plc and Travelodge Limited and Deputy Chairman of Collins Stewart plc. He was previously Chairman of Go Fly, was Finance Director of WH Smith, Trust House Forte and United Distillers, and was a partner in Pricewaterhouse Coopers. He is Deputy Chancellor of Nottingham University. (a) (d) (e)

5. N J Temple, Senior Non-Executive Director
Nick Temple, 59, joined as a Non-Executive Director in September 1996. He is a Non-Executive Director of Datatec Inc, Datacash Group plc and 4imprint plc and is Chairman of Fox IT Ltd, Tax Computer Systems Ltd, Retail Business Solutions Ltd and Capula Limited. He was Chairman of Blick plc, Chairman and CEO of IBM UK Ltd and Vice-President of Sales and Marketing in IBM Europe, Middle East and Africa.(a) (d) (e)

6. L Atkinson MA D.Phil, Non-Executive Director
Dr Leslie Atkinson, 63, joined as a Non-Executive Director in July 2000, having spent most of his career with BP where he became Chairman of BP Asia Pacific. He has also been a member of the UK Government's Central Policy Review Staff, Vice President of the Chamber of Shipping and served on the Board of the Securities and Futures Authority. His other Non-Executive Directorships include AEA Technology plc, Samworth Brothers (Holdings) Ltd and Witan Pacific Investment Trust plc. (Chairman of the Remuneration Committee) (a) (d) (e)

7. T G Barker MA, Non-Executive Director
Timothy Barker, 67, joined as a Non-Executive Director in July 2000. From 1998 until his retirement in 2000, he was a Vice-Chairman of Dresdner Kleinwort Benson and from 1993 of Kleinwort Benson Group plc. In the mid-1980s he was Director General of the City Panel on Takeovers and Mergers. He is a Non-Executive Director of Drax Group plc. (Chairman of the Audit Committee) (a) (d) (e)

8. I Haslegrave, LLB ACIS, General Counsel and Company Secretary
Ian Haslegrave, 38, joined the Company in September 2006 from Viacom Outdoor Limited where he was International Legal Director. Previously he worked at United Biscuits Limited and Freshfields Bruckhaus Deringer. (b)

a member of the Nomination Committee
b member of the Treasury Committee
c member of the Group Executive Committee
d member of the Remuneration Committee
e member of the Audit Committee

Report of the Directors

The Directors present their report on the affairs of the Group together with the audited accounts for the year ended 31 March 2007.

Principal activity and Business Review

The principal activity of the Group is the distribution of electronic, electrical and industrial and commercial supplies and services, through its 27 operating companies and its distributors. Significant events during the year are detailed in the Chairman's statement, the Group Chief Executive's review, and the Business Review shown on pages 8 to 13. The Business Review is incorporated in this report by reference.

Results and dividends

Results for the year are set out in the income statement on page 24. An analysis of revenue, profit and net assets by activity is shown in note 2 on pages 29 and 30. The Directors recommend a final dividend of 12.6p per ordinary share, to be paid, if approved, on 27 July 2007 which, together with the interim dividend of 5.8p per share paid in January, amounts to a total dividend of 18.4p for the year (2006: 18.4p).

Corporate Governance

In respect of the year ended 31 March 2007, the Company has been subject to the provisions of the Combined Code on Corporate Governance published in July 2003 and revised in June 2006 (the 'Combined Code'). Section 1 of the Combined Code establishes 17 main principles and 26 supporting principles of good governance in four areas: Directors; Remuneration of Directors; Accountability and Audit; and Relations with Shareholders. The following three sections explain how these principles were applied. A detailed report on Directors' Remuneration can be found on pages 19 to 22.

Directors and Directors' Independence

The Board comprises the Chairman, who is part-time, two Executive Directors and four independent Non-Executive Directors, one of whom will retire at the AGM in 2007. The Board is collectively responsible for the performance of the Company. The Board has carefully considered the guidance criteria on independence of Non-Executive Directors under the Combined Code. In the opinion of the Board, all the continuing Non-Executive Directors bring independence of judgement and character to the Board and to the committees on which they sit, and are independent of management and free from any business or other relationships which could interfere with the exercise of their judgement. The Board considered that the Chairman also met the independence criteria on his appointment on 9 October 2006.

Biographical details of the Directors at the date of this report are set out on page 14, together with details of their membership of Board Committees. Brief details of the Chairman, the Group Chief Executive and the Senior Independent Director are set out on page 16.

Directors' interests in the shares of the Company are shown on pages 16 and 22.

The Board has a formal schedule of matters reserved for its approval. It is responsible for the overall Group strategy and the approval and review of major investment proposals. The Board discusses and agrees strategic plans, reviews forecasts and evaluates Group and subsidiary performance. Other day-to-day operational decisions are delegated by the Board to the Group Executive Committee.

Directors are encouraged to update their skills, knowledge and familiarity with the Group by attending external seminars and briefings, through participation at meetings and through visits to operating units, both in the UK and overseas, as well as by receiving presentations from senior management. Directors are given access to independent professional advice at the Group's expense, if they deem it necessary in order for them to carry out their responsibilities. This is in addition to the access that every Director has to the Company Secretary. The Company has continued to secure appropriate insurance cover for its Directors.

Retirement by rotation and new appointment

Mr Temple wishes to retire at the forthcoming Annual General Meeting and will not be seeking re-election.

On 9 October 2006, Mr Lawson retired as Chairman and was replaced by Mr Mamsch. Mr Mamsch therefore stands for formal election at the forthcoming Annual General Meeting.

Dr Atkinson and Mr Mason will retire by rotation at the forthcoming Annual General Meeting in accordance with the Company's Articles of Association and, being eligible, offer themselves for re-election. Dr Atkinson does not have a service contract. Mr Mason has a one year rolling contract.

Following formal performance evaluation, the Chairman confirms that the performance of Dr Atkinson as Non-Executive Director continues to be effective and that he demonstrates commitment to the role. On the expiry of Dr Atkinson's second, three year term as a Non-Executive Director his performance was subject to a particularly rigorous review by the Board.

Board committees

The Board has a number of standing committees consisting of certain Directors, and in the case of the Treasury Committee, certain senior managers, to which specific responsibilities have been delegated and for which written terms of reference have been agreed. These terms of reference are available for inspection on the Company's website. Membership of the various Committees, including the Chairman of each Committee, is shown on pages 14 and 16. The Board formally receives minutes of meetings of all its committees and can request presentations or reports on areas of concern.

THE GROUP EXECUTIVE COMMITTEE consists of the Executive Directors and certain senior managers with Operating Company and Process responsibilities. The Committee meets at least monthly and manages the day-to-day activities of the Group. The Board has delegated the following responsibilities to the Group Executive Committee: the development and recommendation of strategic plans for consideration by the Board; the monitoring of the operating and financial results against plans and forecasts; and the development of risk management and control procedures.

THE AUDIT COMMITTEE consists of all the Non-Executive Directors and meets at least three times a year and more frequently if required. The Committee reviews the major risks facing the business, assists the Board in its duties regarding financial accounts and continually reviews the operation of internal financial controls with the internal operational audit team and, where applicable, external auditors. It also reviews the scope and results of the audit with the external auditors and the results of the work of the internal operational audit team. The Committee is also responsible for reviewing the arrangements whereby staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. Further details of the role of the Committee are set out on pages 16 to 17.

THE TREASURY COMMITTEE consists of the Group Chief Executive, the Group Finance Director, the Group Treasurer, the Group Controller, the Company Secretary and the Group Tax Manager and sets detailed treasury policy for the Group within guidelines established by the Board. The Committee meets quarterly.

THE REMUNERATION COMMITTEE consists of all the Non-Executive Directors and meets as required but not less than twice per year and is responsible for all aspects of the remuneration of Executive Directors and senior managers. Details of the remuneration policy and of the remuneration of each Director are set out in the Remuneration Report.

THE NOMINATION COMMITTEE consists of the Chairman and all the Non-Executive Directors. The Committee meets as required and recommends to the Board candidates for appointment as Executive and Non-Executive Directors of the Company. The Committee periodically assesses what new skills, knowledge and experience are required on the Board and if appropriate, recommends a candidate profile which is then used to brief Recruitment Consultants appointed by the Committee to undertake the selection process. Initial meetings are held with prospective candidates and a shortlist of individuals is selected to meet with the Chairman, other Nomination Committee members and the Executive Directors. The Nomination Committee then meets and decides which candidate, if any, will be recommended to join the Board. This process was used for the appointment of Mr Mamsch as Chairman.

Board Evaluation

During the year the Chairman has held meetings with the Non-Executive Directors, without the Executives present. In addition, the Board has carried out a formal evaluation of its own performance. A detailed questionnaire was issued to Board members for the purpose of assessing overall Board performance. The responses to the questionnaire were collated independently by the Company Secretary, who discussed them in depth with the Chairman. The Chairman subsequently prepared a report on the results of the questionnaire for Board consideration. The Board discussed the report and agreed necessary follow up actions.

Board Attendance

Board and Committee Meetings

The following table sets out the number of meetings of the Board and its Committees during the year and individual attendance by the relevant members at these meetings:

	Scheduled Board Meetings	Audit Committee Meetings	Remuneration Committee Meetings	Nomination Committee Meetings
Number of meetings held during the year	9	4	5	4
Chairman – R A Lawson [1]	5	–	–	–
Chairman – H Mamsch [2]	6	–	–	–
Executive Directors				
I Mason	9	–	–	–
S Boddie	9	–	–	–
Non-Executive Directors				
K Abbott [3]	2	2	2	2
L Atkinson [5]	8	2	5	4
T G Barker [6]	9	4	2	4
K Hamill	7	3	3	3
F D Lennertz [4]	3	–	3	2
N J Temple	9	4	5	4

(1) Mr Lawson ceased to be Chairman on 9 October 2006.
(2) Mr Mamsch was appointed to the Board on 1 September 2006.
(3) Mr Abbott ceased to be a Director on 13 July 2006.
(4) Dr Lennertz ceased to be a Director on 14 July 2006.
(5) Dr Atkinson was appointed to the Audit Committee on 14 July 2006.
(6) Mr Barker was appointed to the Remuneration Committee on 14 July 2006.

Chairman, Group Chief Executive and Senior Independent Director

The roles of Chairman and Group Chief Executive are held by different individuals. The division of responsibilities between the Chairman and Group Chief Executive has been clearly established; their responsibilities are set out in writing and have been agreed by the Board.

The Chairman is responsible for leadership of the Board and for organising the business of the Board, ensuring its effectiveness and setting its agenda. The Chairman has no involvement in the day to day business of the Company. The Chairman facilitates the effective contribution of the Non-Executive Directors, and ensures Directors receive accurate, timely and clear information. He is also responsible for effective communication between the Board and shareholders.

The Group Chief Executive has direct charge of the Company on a day to day basis and is accountable to the Board for the financial and operational performance of the Group, and the determination of the strategy and the achievement of its objectives.

Mr Temple as the Senior Independent Director is responsible for chairing the meeting of Non-Executive Directors for the purpose of evaluating the Chairman's performance and to provide a communication channel for shareholders if required. Mr Barker will replace Mr Temple as Senior Independent Director on Mr Temple's retirement following the Annual General Meeting.

Directors' Interests in Shares

The beneficial interests of the Directors in the shares of the Company are set out in the table below. The Directors have no non-beneficial interests.

	31 March 2007 or date ceased to be a Director	31 March 2006 or date on which became a Director
K Abbott [a]	10,000	10,000
L Atkinson	2,260	2,260
T G Barker	15,000	11,000
S Boddie	25,000	Nil
K Hamill	5,183	5,183
R A Lawson [c]	403,374	403,374
F D Lennertz [b]	8,034	8,034
H Mamsch [d]	10,000	Nil
I Mason	62,349	37,349
N J Temple	10,040	10,040

(a) Mr Abbott ceased to be a Director on 13 July 2006
(b) Dr Lennertz ceased to be a Director on 14 July 2006
(c) Mr Lawson ceased to be a Director on 9 October 2006
(d) Mr Mamsch became a Director on 1 September 2006

As at 31 March 2007 the Electrocomponents Employee Trust (the 'EET') held 308,417 shares. As Executive Directors are potential beneficiaries of the EET they are treated for company law purposes as being interested in the shares held in the EET.

Directors' interests in Incentive Plans and Share Options are disclosed on page 22.

Up to 30 April 2007 there have been no changes in the Directors' interests or rights to subscribe for shares.

Relations with Shareholders

Executive Directors and senior executives have frequent discussions with institutional shareholders on a range of issues affecting the Group's performance, which include meetings following the announcement of the annual and interim results. The Group Chief Executive, Group Finance Director and Chairman meet with major shareholders to discuss performance, strategy and governance, and the Non-Executive Directors are available for discussions with shareholders if required. The Group Finance Director reports to the Board on meetings with shareholders.

Shareholders have been given the opportunity to meet with the Chairman and other Board Directors at last year's Annual General Meeting. The Senior Independent Director is available to attend meetings with major shareholders at their request.

The Chairman also held meetings with a representative group of shareholders in November 2006 shortly after the interim results to obtain their views on strategy and performance, the results of which were communicated to and discussed by the Board.

The Company seeks to ensure that all Directors, including the Chairmen of the relevant Board Committees and Senior Independent Director, are available to answer questions at the Annual General Meeting.

The Company also has a website (www.electrocomponents.com) which contains up-to-date information on Group activities.

Accountability and Audit

In its financial reporting to shareholders and other interested parties, by means of annual and interim results and periodic statements, the Board aims to present a balanced and easily understandable assessment of the Group's position and prospects.

Internal Control

The Group has an established and on-going process of risk management and internal control which has continued throughout the year under review and up to the date of approval of the Annual Report and Accounts. The Board is responsible for the effectiveness of the Group's system of internal control, which has been designed and implemented to meet the particular requirements of the Group and the risks to which it is exposed.

In accordance with the requirements of the Combined Code and the recommendations of the Turnbull Review Group on internal control, the Directors have reviewed the effectiveness of the system of internal control. The Audit Committee receives regular reports on the performance of the system of internal control, and on its effectiveness in managing the material risks and in identifying control failings or weaknesses. The Board then formally receives the minutes of each Audit Committee meeting.

The Audit Committee dedicates one meeting a year to the review of the risk management and internal control system with the minutes of the review being formally reported to the Board. Together with the provision of regular updates to the Board on material risk issues, these allow the Board to make the assessment on the systems of internal control for the purposes of making its public statement.

During the period under review, no significant changes to the material risks to which the Group is exposed were identified, and no control failings or weaknesses were identified that resulted in unforeseen material losses. The internal control system can provide reasonable but not absolute assurance against material misstatement or loss.

Internal Financial Controls

Internal financial controls represent the systems employed by the Directors to enable them to discharge their responsibilities for financial matters. Those responsibilities are noted on page 18. The main financial control elements are described below.

Clear terms of reference set out the duties of the Board and its Committees, with delegation of operating responsibility through the Group Executive Committee to management in all locations. Operating company controls are detailed in Group Finance and Group Treasury manuals that specify the controls necessary in identified areas of financial risk. Smaller Group companies are supported by Group, regional and process specialists in key areas.

Financial reporting systems are comprehensive and include weekly, monthly and annual reporting cycles. Monthly management accounts are prepared by all operating companies and Group-wide processes. These contain forecasts of the current financial year which are updated four times per year and are compared against the previous forecast, the budget and prior year actuals. Variances are reviewed by the Group Executive Committee and by the Board. Specific reporting systems cover treasury operations, major investment projects and legal and insurance activities, which are reviewed by the Board and its Committees on a regular basis.

The Group has a team of internal operational auditors which has an annually agreed audit programme approved by the Audit Committee. The team reports regularly to the Audit Committee on the results of audits performed and reviews self-certification internal control questionnaires completed by operating management.

The Board and the Audit Committee have reviewed the effectiveness of the Group's system of internal control and internal financial control during the period covered by this report.

Audit Independence

The Audit Committee and Board put great emphasis on the objectivity of the Company's auditors KPMG Audit Plc ('KPMG') in their reporting to shareholders.

The Audit Committee met four times during the year ended 31 March 2007 and the Group Audit Engagement Director from KPMG was present at three of these meetings to ensure full and open communication. In addition to the members of the Committee, it is normal for the following to receive the Committee papers and attend meetings:

1. the Chairman of the Company
2. the Group Chief Executive of the Company
3. the Group Finance Director and Group Controller
4. the Head of Internal Audit
5. the Company Secretary

Their attendance is at the invitation of the Committee Chairman only and does not restrict the Audit Committee's independent decision making.

The overall performance of the auditors is reviewed annually by the Audit Committee, taking into account the views of management, and this is reported to senior members of KPMG. This forms part of KPMG's own system of quality control. The Audit Committee also has discussions with the external auditors, without management being present, on the adequacy of controls and on any significant area where management judgement has been applied.

The scope of the year's audit is discussed in advance by the Audit Committee. Audit fees are reviewed by the Audit Committee after discussions between the Operating Companies and the local KPMG offices and a review by Group management and are then recommended to the Board for approval. Professional rules require rotation of the Group Audit Engagement Director. This took place in July 2004 when the current Director was appointed, replacing the previous Director who had held the post for five years.

The annual appointment of our auditors by the shareholders at the Annual General Meeting is a fundamental safeguard, but beyond this, controls have been in place for some years to ensure that additional work performed by the auditors is appropriate and subject to proper review.

With respect to non-audit assignments undertaken by KPMG the Company has developed a policy to ensure that the provision of such services does not impair the external auditor's independence or objectivity.

The policy is as follows:

- When considering the use of the external auditors to undertake non-audit work, the Group Finance Director should at all times give consideration to the provisions of the Smith Report with regard to the preservation of independence.
- The external auditors must certify to the Company that they are acting independently.
- In providing a non-audit service, the external auditors should not (as summarised in the Smith Report):
  - audit their own work;
  - make management decisions for the Company;
  - create a mutuality of interest; or
  - find themselves in the role of advocate for the Company.
- Before commissioning such work, the Audit Committee or the Group Finance Director as appropriate must ensure that the external auditors are satisfied that there is no issue as regards independence.
- The Group Finance Director has authority to commission the external auditors to undertake non-audit work where there is a specific project with a cost that is not expected to exceed £50,000. This work has to be reported to the Audit Committee at its next meeting. If the cost is expected to exceed £50,000, the agreement of the Audit Committee is required before the work is commissioned. In either case, other potential providers are adequately considered.
- The Group Finance Director monitors all work done by the external auditors or other providers of accountancy services anywhere in the Group in excess of £10,000.

Going Concern

After making enquiries, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Financial Instruments

For information on the Company's use of financial instruments, see note 21 on pages 41 to 43 to the annual report and accounts.

Compliance with the Combined Code

During the year ended 31 March 2007, the Directors consider that the Company complied with the provisions set out in Section 1 of the Combined Code, except that the current Senior Independent Director has not attended meetings with major shareholders having not been requested to do so and there was no evaluation of the Chairman. The Chairman was appointed on 9 October 2006 and therefore the Directors determined that he would be evaluated later during 2007.

Payment to Suppliers

The Group agrees terms and conditions for its business transactions with suppliers. Payment is then made according to these terms, subject to the supplier fulfilling its obligations. The Company has no trade creditors. Supplier payment days for the continuing operations of the Group outstanding at 31 March 2007 represent 43 days (2006: 43 days) of average purchases.

Employment Policies

The Group values highly the commitment of its employees and has maintained its practice of communicating business developments to them wherever practicable. Regular staff appraisals and consultations take place with individuals and the employees' representatives. The Group remains supportive of the employment and advancement of disabled persons and complies with the Core International Labour Organisation Conventions and prohibits the employment of underage or forced labour.

Capital Gains Tax

For Capital Gains Tax purposes the valuation of the Company's 10p ordinary shares at 31 March 1982 was 40p.

Substantial Shareholders

As at 20 May 2007 the following interests in shares had been notified to the Company:

	Number of Shares	Percentage held
Silchester International Investors Limited	69,085,874	15.87%
Franklin Templeton Investments	38,647,085	8.88%
Prudential plc group of companies	29,668,573	6.81%
UBS AG	29,079,714	6.68%
Sprucegrove Investment Management Ltd	28,268,337	6.49%
Oppenheimer Funds Inc. and Baring Asset Management Ltd	18,325,922	4.21%
Millgate Capital Inc.	15,900,000	3.65%
Legal & General Group plc	14,966,617	3.43%
Barclays plc	13,937,895	3.20%

Share capital

Full details of share options and shares issued under the terms of the Company's share schemes can be found in note 7 to the accounts on pages 32 and 33.

Political and Charitable Contributions

The Group made no political contributions during the year. Charitable contributions within the UK amounted to £10,283 (2006: £15,408) and outside the UK amounted to £14,449 (2006: £11,077).

Disclosure of Information to Auditors

The Directors who held office at the date of approval of this Directors' Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware; and each Director has taken all the steps that they ought to have taken as Directors to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

Annual General Meeting

The Notice of the Annual General Meeting, which will be held at 12:00 noon on Friday 13 July 2007 at the Company's premises, The International Management Centre, 8050 Oxford Business Park North, Oxford, OX4 2HW, is set out on page 54.

In addition to conducting the ordinary business, the following special business will be considered:

ELECTRONIC COMMUNICATION: The Companies Act 2006 has introduced new provisions (which came into effect on 20 January 2007) dealing with company communications to shareholders and facilitating communications in electronic form and by means of a website.

These shareholder electronic communications provisions are intended to make it easier for UK companies to communicate with their shareholders. In particular, they enable the Company, subject to certain conditions, to treat its shareholders as having deemed to agree to communication by means of a website. In order to effect these provisions, in addition to the passing of this resolution, the Company must also write to shareholders to request them individually to agree that the Company can communicate with them by way of its website. In the event that a shareholder does not respond with an objection to this request within 28 days from the date of request, the shareholder will be deemed to have agreed to receive notices, documents or information from the Company by means of a website. The Company plans to send such a request to its shareholders prior to the publication of its 2008 Annual Report.

Any shareholder may indicate a wish to continue to receive printed documents at any time and any agreement to receive documents or information electronically or by means of a website can be revoked at any time. Every shareholder who has agreed to receive communications by website will be notified when a document is available on the Company's website.

RENEWAL OF DIRECTORS' AUTHORITY FOR THE PURCHASE BY THE COMPANY OF ITS OWN SHARES: At the 2006 AGM, shareholders gave the Company renewed authority to make market purchases of up to approximately 10% at that time of the Company's issued ordinary share capital. As at the date of this report, the Company has made no such purchases under this authority. Nevertheless, the Directors believe it advisable to seek renewal of this authority at each AGM.

This resolution is proposed as a special resolution and will authorise market purchases of up to 43,532,000 ordinary shares (being approximately 10% of the issued share capital as at 21 May 2007). The Directors will only exercise this authority when satisfied it is in the best interests of shareholders and that any purchase will have a beneficial impact on earnings per share, having first considered other investment opportunities open to the Company. As at 21 May 2007, a maximum of 23,246,237 shares would be required to satisfy all outstanding options to subscribe for equity shares and conditional awards of shares. This represents 5.34% of the issued share capital. If this resolution is passed and the full authority to buy back shares were used, then shares required for such purposes would represent 5.93% of the issued share capital.

Listed companies are now permitted, subject to certain restrictions, to hold their own shares which they purchase in Treasury for resale or transfer at a later date, rather than being obliged to cancel them. If the Company were to purchase any of its own shares pursuant to the authority referred to above, it would consider holding them as treasury stock provided that the number does not at any time exceed 10% of the Company's issued share capital. This would provide the Company with additional flexibility in the management of its capital base. As at 21 May 2007, the Company held no ordinary shares in Treasury.

By order of the Board

Mr Haslegrave
Group Counsel & Company Secretary
30 May 2007

STATEMENT OF DIRECTORS' RESPONSIBILITY

The Directors are responsible for preparing the Annual Report and Accounts in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Parent Company accounts for each financial year. Under that law they are required to prepare the Group accounts in accordance with IFRSs as adopted by the EU and applicable law and have elected to prepare the parent Company accounts in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The Group accounts are required by law and IFRSs as adopted by the EU to present fairly the financial position and the performance of the Group; the Companies Act 1985 provides in relation to such accounts that references in the relevant part of that Act to accounts giving a true and fair view are references to their achieving a fair presentation.

The parent Company accounts are required by law to give a true and fair view of the state of affairs of the parent Company and of the profit or loss of the parent Company for that period.

In preparing each of the Group and parent Company accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the Group accounts, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the parent Company accounts, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent Company accounts; and
- prepare the accounts on a going concern basis unless it is inappropriate to presume that the Group and the parent Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Directors' Report, Directors' Remuneration Report and Corporate Governance Statement that comply with that law and those regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

The report and accounts contain certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements including, without limitation, statements regarding the future financial positions, strategy, projected costs, plans and objectives for the managements of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as 'intends', 'expects', 'anticipates', 'estimates' and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, which may be beyond the control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, Electrocomponents plc has no intentions or obligations to update forward-looking statements contained herein.

Remuneration Report

Remuneration Committee

Role and Membership

The Remuneration Committee is responsible for recommending overall remuneration policy in respect of the Executive Directors, the Chairman and senior managers. The Board as a whole determines the remuneration of the Non-Executive Directors.

The Committee was chaired throughout the year by Dr Atkinson. The other members of the Committee over the year were Mr Hamill, Mr Temple, Mr Abbott (until his resignation from the Board on 13 July 2006), Dr Lennertz (until his resignation from the Board on 14 July 2006), and Mr Barker, who joined the Committee on 14 July 2006. The Chairman was invited to attend Committee meetings during the year. The Committee met five times during the year. Attendance by individual Committee members is detailed in the Report of the Directors on page 16.

During the year ended 31 March 2007, the Committee adhered to the principles and provisions of the Combined Code as it applied during that year. In preparing this Report, the Board has followed the provisions of Section 1B of the Combined Code.

Advisers

For the year under review, the Remuneration Committee has taken advice from the following:

- Kepler Associates, who provided advice and data in respect of the Executive Directors' salary reviews, and have also provided the data required for the measurement of performance targets relating to the various executive share-based plans. Kepler Associates provided no other advice or services to the Company;
- the Chairman, Group Chief Executive and Group Finance Director, who have attended parts of meetings by invitation to advise on specific questions raised by the Committee and on matters relating to the performance and remuneration of senior managers;
- the General Manager – HR, who advised on remuneration of senior managers; and
- the Company Secretary, who acts as Secretary to the Committee.

Remuneration Policy

Executive Directors

The objectives of the remuneration policy for Executive Directors are to:

- provide a remuneration package which is competitive and performance-linked; and
- ensure that the Group can attract and retain executives who have the experience, skills and talents to operate and develop its businesses to their maximum potential, thereby delivering the highest level of return for shareholders.

The components of the remuneration package for Executive Directors are:

Variable	Fixed
• Annual bonus;	• Basic salary;
• Long Term Incentive Plan; and	• Pension; and
• Executive Incentive Plan.	• Other benefits.

The Committee strives to ensure that shareholders' interests are served by creating an appropriate balance between performance-related and non-performance related components of the remuneration package. In order to fulfil its objectives, the Committee believes that it is important to retain a certain amount of flexibility in structuring appropriate remuneration, for instance to facilitate the recruitment of suitably qualified candidates in a very competitive environment.

The Chairman and Non-Executive Directors

Remuneration comprises an annual fee for the Chairman and Non-Executive Directors of the Company. An additional fee is paid to the Chairmen of the Audit and Remuneration Committees. The Chairman and Non-Executive Directors do not participate in the Company's incentive or bonus schemes, nor do they accrue any pension entitlement.

Mr Lawson, who was Chairman until his retirement from the Company on 9 October 2006, has pension arrangements which relate to his previous service as an Executive Director. Details of Mr Lawson's service contract are set out on page 21 of this report.

Remuneration Components for Executive Directors

Basic Salary

In determining salary levels, the Committee takes into account the following:

- comparable information for similar job functions in companies of a similar size;
- the international spread and competitive nature of the Group's businesses; and
- the individual's experience, performance and contribution in the areas for which responsibility is held.

Annual Bonus Plan

A new annual bonus plan has been implemented for the year ended 31 March 2007 with the aim of ensuring that the incentives for Executive Directors and senior managers are competitive and more closely aligned to the Company's financial performance.

For Executive Directors, the plan links bonus to financial performance, primarily based on PBT but also on growth in Group Sales. The performance targets are established by the Board and adopted by the Remuneration Committee on an annual basis and reflect market conditions as well as strategic and operational factors. In the light of market developments the Committee decided to cap annual bonuses for Executive Directors at 100% of salary. On-target performance could earn a bonus of 50% of salary for each Executive Director. For the financial year ended 31 March 2007, the Executive Directors were awarded bonuses of 58.7% of salary.

The Remuneration Committee has discretion to vary bonus payments for participants but only in exceptional circumstances. This discretion was not applied in respect of bonuses for the financial year. Annual bonus payments are not pensionable.

Long Term Incentive Plan ('LTIP')

An award of Shares (an 'Award') was made to plan participants under the LTIP in the year ended 31 March 2007. The Award is subject to the performance condition detailed in the paragraph below and is conditional on their continued employment with the Group for three years, except in certain circumstances. The LTIP is designed to align long-term incentives with the interests of shareholders and reflect current best practice. Participation in the plan extends to Executive Directors and the Group's senior managers. Awards were made over a total of 1,542,118 ordinary shares in the Company on 14 June 2006.

Vesting of the Award is dependent upon Electrocomponents' 3-year Total Shareholder Return ('TSR') percentage out-performance of the FTSE 250 Index (the 'Index'). For the Award to vest in full, the Company's TSR must outperform the TSR of the Index by at least 20%. If the Company's TSR is equal to or below the TSR of the Index, the Award will not vest. Between these two levels the Award will vest on a straight line basis. A cash payment, equivalent to the dividends that would have accrued on the number of shares that vest, will be made to participants on vesting.

For the Award to vest, the Committee must additionally be satisfied that there has been a sustained improvement in the Company's underlying financial performance.

The Committee selected TSR as the performance measure because it felt it was the measure most aligned to shareholders' interests and the FTSE 250 Index as the benchmark because Electrocomponents is a constituent of the Index and the Index is objective and transparent.

Executive Incentive Plan ('EIP')

The EIP, which is limited to Executive Directors and members of the Group Executive Committee, is a one-off incentive plan rewarding achievement of the PBT targets set for the 2008/09 financial year. The award of shares (the 'Award') was made on 1 February 2006. The Award is subject to the performance condition detailed in the paragraph below and is conditional on participants' continued employment with the Group for three years, except in certain specified circumstances.

The performance condition is based on the PBT in the 2008/09 financial year. If PBT in the 2008/09 financial year is less than £130m the Award will not vest. For full vesting of the award PBT must be £155m in the 2008/09 financial year. 20% of the Award will vest if PBT is £130m, with straight-line vesting between these two levels. A cash payment, equivalent to the dividends that would have accrued on the number of shares that vest, will be made to participants on vesting.

PBT was selected as an appropriate measure of financial performance and the threshold performance level was based on the Company's long-term strategy as previously announced to shareholders.

For any Award to vest the Committee must additionally be satisfied that the Company's Return on Capital Employed ('ROCE') is at least 25% in the 2008/09 financial year. ROCE is return on capital employed excluding any pension liability.

Subject to the agreement of the Remuneration Committee, Awards under both the LTIP and EIP may vest where employment does not continue for the full performance period for 'good leavers' and on a change of control. In these circumstances, the amount of the Award which would vest would be subject to the performance conditions as described above and would normally be pro rated for time.

Long Term Incentive Share Option Plan ('LTIOP')

No awards were made under the LTIOP in the year ended 31 March 2007 and no further awards will be made under this plan.

Participants were awarded options each financial year ended March 2003, 2004, 2005, and 2006, with a ten year life subject to a performance condition based on TSR, with no options vesting unless TSR performance is above the median for the selected comparator group, and full vesting only occurring if Electrocomponents is first out of the 14 in that group in terms of TSR. The Committee chose TSR because it felt it was the measure most closely aligned to shareholders' interests.

TSR performance is measured over a minimum period of three years from the date of grant but, if the target is not met at all, the period is extended to four, and then five years from a fixed base. Once the target has been met in part, however, performance is not subsequently retested and the unvested part of the option lapses. If the target has not been met at all at the end of five years, the option lapses.

For performance at or below median, no part of the option will vest. 25% of the option will vest for performance of one position above the median with full vesting if the Company is ranked first in the comparator group selected. Between those two levels, the option will vest on a sliding scale. TSR is calculated in common currency.

The comparator group for the grants made in the financial years ended 2003, 2004 and 2005 comprised:

Arrow Electronic Industries Inc	Manutan International SA
Avnet Inc	Misumi Corporation
Brambles Limited	Premier Farnell plc
Buhrmann NV	Rexel SA
Daetwyler Holdings AG	Takkt AG
Grainger (WW) Inc	Wolseley plc
Hagemeyer NV	

Rexel ceased to be part of the comparator group during the financial year ended 31 March 2005 and the Committee agreed not to replace Rexel in the group. For the grant made in the financial year ended 31 March 2006, therefore, it did not form part of the comparator group nor will it for the purposes of performance measurement going forward.

Executive Shareholding Guidelines
Executive shareholding guidelines have been introduced whereby Executive Directors are required to build-up their personal holdings of Electrocomponents shares, to a value of 200% of salary for the Group Chief Executive and 100% of salary for the Group Finance Director.

Savings Related Share Option Scheme
Executive Directors can participate in the Savings Related Share Option Scheme which is open to all UK employees. Performance conditions have not been imposed as they are not permissible under UK HM Revenue & Customs rules for this type of scheme.

Electrocomponents Group Pension Scheme ('the Scheme')
Executive Directors participate in the section of the Scheme that provides defined benefits on retirement. When the HM Revenue & Customs limits were removed on 6 April 2006, the Scheme replaced them with equivalent Scheme-specific limits therefore maintaining the cap on benefits (the 'earnings cap'). The Committee reviewed the implications of the new pension tax regime from 6 April 2006 on the Company's pension arrangements and has not assumed any additional costs or liabilities as a result of the legislation.

Under the Scheme, the Directors benefit from the following provisions:

- a pension accrual rate of one-thirtieth for each year of service;
- a normal retirement age of 60;
- a pension on retirement of up to two-thirds of pensionable earnings, or the 'earnings cap' if lower;
- no actuarial reduction will be applied to pension benefits accrued prior to 1 April 2003 if retirement is from age 55 or later;
- in the event of death before retirement, a capital sum equal to four times basic salary is payable together with a spouse's pension of two-thirds of the member's prospective pension at age 60 and children's pensions if appropriate;
- in the event of death in retirement, a spouse's pension of two-thirds of the member's pre-commutation pension is payable; and
- pensions in payment or in deferment are guaranteed to increase annually in February by the lesser of 5% or the increase in the RPI. Additional increases are payable at the discretion of the Company and the trustee of the Scheme.

Where payment of a pension on retirement is limited by the 'earnings cap', arrangements may be agreed with individuals to compensate them for the reduction in benefits, either by salary supplement or through a funded unapproved retirement benefits scheme. Mr Boddie and Mr Mason have each elected to receive a salary supplement in lieu of all of their unapproved pension entitlements, details of which are included in a table shown on page 21.

The table below gives details for each Director of:

- the annual accrued pension payable from normal retirement age, calculated as if he had left service at the year end i.e. 31 March 2007;
- the increase in accrued pension attributable to service as a Director during the year;
- the transfer value of the accrued benefit at the year end;
- the transfer value of the accrued benefit at the previous year end; and
- the increase in the transfer value over the period.

These amounts exclude any (i) benefits attributable to additional voluntary contributions; and (ii) actual members' contributions.

Other Benefits
All Executive Directors are provided with a company mobile phone, a company car (or a cash allowance) and medical insurance. The taxable value of these benefits is included in the Directors' emoluments table on page 21.

Disclosure of Directors' Pension Benefits for the Year Ended 31 March 2007 (audited)

	Age at 31 March 2007 Years	Accrued pension as at 31 March 2007 £	Increase/ (Decrease) in accrued pension benefits £	Transfer value as at 31 March 2007[c] £	Transfer value as at 31 March 2006[c] £	Increase/ (Decrease) in transfer value less Directors' contributions[d] £
RA Lawson[a][b]	62	64,229	(18,037)	1,263,000	1,700,000	(437,000)
S Boddie	47	6,335	3,695	72,000	30,000	32,226
I Mason	45	30,294	3,326	314,000	282,000	22,226

(a) Mr Lawson left the scheme on 20 July 2001, and did not accrue any benefit in the year. He retired on 6 April 2006, and these pension figures represent the pension he is currently receiving. Mr Lawson's accrued pension and transfer value have reduced during the year as he took a tax-free cash lump sum of £375,000 in exchange for part of his pension, as permitted by the Scheme rules. If he had not taken the cash lump sum the transfer value at 31 March 2007 would have been £1,685,000.

(b) Generally, the accrued pension benefits shown are the amounts which would be paid annually on retirement at Normal Retirement Age based on service to the end of the year. However, for Mr Lawson it reflects the pension actually in payment at the end of the year.

(c) Transfer values have been calculated in accordance with Guidance Note 11 (Version 9.2) issued by the actuarial profession.

(d) The increase in transfer value less Directors' contributions includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company and Directors, such as stock market movements. It is calculated after deducting the Directors' contributions.

Service Agreements (not subject to audit)

All current Executive Directors have service agreements that are on a 12 month rolling basis. These agreements provide for 12 months' notice by the Company and by the Executive Directors.

Termination payments are limited to the Directors' normal compensation, including basic salary, annual incentives and benefits for the unexpired portion of the notice period subject to performance and Remuneration Committee discretion. The Committee will aim to minimise the level of payments to that Director, however, having regard to all circumstances, including the Company's contractual obligations to the Director, the reason for the departure, and the Company's policy to apply mitigation in the case of severance.

The Company entered into a service agreement with Mr Mason on 1 March 2001. This agreement replaced all prior arrangements. The Company entered into a service agreement with Mr Boddie on 25 May 2005.

The Company entered into a service agreement with Mr Lawson as Chairman of the Company on 20 July 2001. This agreement replaced all prior arrangements. The agreement provided for six months' notice by the Company and by Mr Lawson. His service agreement terminated on 9 October 2006. No compensation for loss of office was paid.

Letters of appointment are provided to the Chairman and Non-Executive Directors providing for an initial three year term. The Chairman's letter of appointment provides for a six month notice period and the Non-Executive Directors a three month notice period.

External Appointments (not subject to audit)

Executive Directors are permitted to take up one non-executive position on the boards of other companies, subject to the prior approval of the Board. Any fees payable in relation to such appointment may be retained by the Executive Director. Neither of the Executive Directors held such a position during the financial year.

Performance Review (not subject to audit)

The following graph shows the five year TSR performance of the Company relative to the FTSE All Share and the FTSE 250 Index. The FTSE All Share is a broad equity market index of which Electrocomponents is a member and the Company is measuring its TSR performance versus the FTSE 250 for the purposes of the LTIP and has therefore included this as a relevant index.

Total Shareholder Return (value of £100 invested on 31 March 2002)



240
180
120
60
0
Mar 02
Mar 03
Mar 04
Mar 05
Mar 06
Mar 07

O Electrocomponents plc
● FTSE All Share Index
O FTSE 250 Index

Directors' Remuneration for the year ended 31 March 2007 (audited)

Salary, Annual Bonus and Other Benefits

	Salary 2007 £	Salary 2006 £	In lieu of Pension 2007 £	In lieu of Pension 2006 £	Benefits 2007 £	Benefits 2006 £	Bonus 2007 £	Bonus 2006 £	Total 2007 £	Total 2006 £
Emoluments of the Chairman										
R A Lawson[a]	105,000	180,000	–	–	21,809	29,442	–	–	126,809	209,442
H Mamsch[a]	105,000	–	–	–	–	–	–	–	105,000	–
Emoluments of Executive Directors										
S Boddie[b][c]	333,750	186,667	83,305	46,275	14,957	8,599	196,645	150,000	628,657	391,541
I Mason[b]	498,750	482,250	62,256	60,102	23,393	22,408	293,500	75,000	877,899	639,760
TOTALS	1,042,500	848,917	145,561	106,377	60,159	60,449	490,145	225,000	1,738,365	1,240,743
Fees of Non-Executive Directors										
K Abbott									13,000	36,000
L Atkinson[d]									49,667	46,000
T G Barker[d]									49,667	46,000
K Hamill									39,667	36,000
F D Lennertz									16,000	45,000
N J Temple[d]									49,667	36,000
TOTALS									1,956,033	1,485,743

(a) Mr Lawson served as Chairman until 9 October 2006 and Mr Mamsch joined the Company as a Director and Chairman designate on 1 September 2006 before becoming Chairman on 9 October 2006. Until his retirement, Mr Lawson had use of a company car and mobile phone and received life assurance.

(b) Provision of pension benefits under the Group's approved pension arrangements is restricted for employees joining the Scheme after 1 June 1989. During the year ended 31 March 2007, Mr Boddie and Mr Mason elected to receive salary supplements of £83,305 and £62,256 respectively (2006: £46,275 and £60,102) in lieu of the balance pension entitlements.

(c) Mr Boddie's 2006 salary relates to the seven months from his appointment on 1 September 2006.

(d) Dr Atkinson, as Chairman of the Remuneration Committee, and Mr Barker, as Chairman of the Audit Committee, each receive an additional fee of £10,000 per annum. In addition Mr Temple was awarded an ex gratia payment for work undertaken as Chairman of the Nomination Committee in lieu of Mr Lawson, dealing with the issues surrounding the appointment of Mr Lawson's successor.

No compensation for loss of office was paid during the year ended 31 March 2007.

Share Options (audited)

	Scheme	Date of Grant	Vesting Date	Expiration Date	Exercise Price	Shares under option 1 April 2006	Granted in FY07	Exercised in FY07	Lapsed in FY07	Shares under option 31 March 2007
	Savings Related	04-Jul-06	01-Sep-09	28-Feb-10	196.0p	–	2,862	–	–	2,862
S Boddie	Long Term Incentive Option Plan[a]	13-Jun-05	12-Jun-08	12-Jun-15	251.0p	400,000	–	–	–	400,000
					Total	400,000	2,862	–	–	402,862
I Mason	Savings Related	28-Jun-03	01-Sep-08	28-Feb-09	260.0p	6,125	–	–	–	6,125
	Long Term	22-Aug-02	21-Aug-05	21-Aug-12	312.0p	552,300	–	–	–	552,300
	Incentive	16-Jun-03	15-Jun-06	15-Jun-13	349.0p	545,272	–	–	–	545,272
	Option Plan[a]	11-Jun-04	10-Jun-07	10-Jun-14	365.0p	525,000	–	–	–	525,000
		13-Jun-05	12-Jun-08	12-Jun-15	251.0p	550,000	–	–	–	550,000
					Total	2,178,697	–	–	–	2,178,697

(a) Awards made under the Long Term Incentive Option Plan are subject to performance conditions set out on pages 19 and 20.

Share Awards (audited)

	Notes	Scheme	Date of Award	Shares awarded at 1 April 2006	Shares awarded in FY07	Vested in FY07	Lapsed in FY07	Shares awarded at 31 March 2007
S Boddie	(a)	Executive Incentive Plan	1-Feb-06	400,000	–	–	–	400,000
	(b)	Long Term Incentive Plan	14-Jun-06	–	100,000	–	–	100,000
			Total	400,000	100,000	–	–	500,000
I Mason	(a)	Executive Incentive Plan	1-Feb-06	800,000	–	–	–	800,000
	(b)	Long Term Incentive Plan	14-Jun-06	–	200,000	–	–	200,000
			Total	800,000	200,000	–	–	1,000,000

(a) Awards made under the Executive Incentive Plan are subject to performance conditions and a vesting period set out on page 19.
(b) Awards made under the Long Term Incentive Plan are subject to performance conditions and a vesting period set out on page 19.

The closing mid-market price of the shares on 31 March 2007 was 289.5p. During the year, the price of shares varied between 225p and 304p. The mid market price of the Company's shares on 4 July 2006, being the date the Savings Related Options were granted was 231.75p. The mid market price of the Company's shares on 14 June 2006, being the date the Long Term Incentive Plan awards were made, was 236.75p.

By Order of the Board

Dr Leslie Atkinson
Chairman of the Remuneration Committee
30 May 2007

Independent Auditors' Report to the Members of Electrocomponents plc

We have audited the Group and parent Company accounts (the 'accounts') of Electrocomponents plc for the year ended 31 March 2007 which comprise the Group Income Statement, the Group and Parent Company Balance Sheets, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense and the related notes. These accounts have been prepared under the accounting policies set out therein.

We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the Group accounts in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU, and for preparing the parent Company accounts and the Directors' Remuneration Report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibility on page 18.

Our responsibility is to audit the accounts and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group accounts, Article 4 of the IAS Regulation.

We also report to you whether in our opinion the information given in the Directors' Report is consistent with the accounts. The information given in the Directors' Report includes specific information presented in the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not.

We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Group accounts give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group's affairs as at 31 March 2007 and of its profit for the year then ended;
- the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent Company accounts give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent Company's affairs as at 31 March 2007;
- the parent Company accounts and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the accounts.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB
30 May 2007

Group Income Statement

For the year ended 31 March 2007

	Note	2007 £m	2006 £m
Revenue	2	877.5	828.5
Cost of sales		(434.0)	(402.1)
Gross profit		443.5	426.4
Distribution and marketing expenses		(346.2)	(348.9)
Administrative expenses		(6.2)	(9.0)
Operating profit		91.1	68.5
Provision for RoHS	4	–	4.0
Reorganisation (income) costs	5	(0.8)	3.7
Operating profit before reorganisation income/costs and provision for RoHS		90.3	76.2
Financial income			
Bank interest receivable		10.7	6.6
Other interest receivable		0.5	0.3
Financial expenses			
Bank interest payable		(16.9)	(10.3)
Other interest payable		(0.2)	–
Profit before tax	1, 2, 3	85.2	65.1
Profit before tax, reorganisation income/costs and provision for RoHS		84.4	72.8
Income tax expense	9	(29.0)	(21.5)
Profit for the year attributable to equity shareholders		56.2	43.6
Earnings per share			
Basic	11	12.9p	10.0p
Diluted	11	12.9p	10.0p
Dividends			
Amounts recognised in the period:			
Final dividend for the year ended 31 March 2006	10	12.6p	12.6p
Interim dividend for the year ended 31 March 2007	10	5.8p	5.8p
		18.4p	18.4p

A final dividend of 12.6p per share relating to the period, has been proposed, since the period end.

Group Statement of Recognised Income and Expense

For the year ended 31 March 2007

	Note	2007 £m	2006 £m
Foreign exchange translation differences		(11.6)	11.6
Actuarial (loss) gain on defined benefit pension schemes	8	(0.4)	4.2
Gain (loss) on cash flow hedges	21	1.0	(1.0)
Tax on items taken directly to equity		–	(1.3)
Net income recognised directly in equity		(11.0)	13.5
Profit for the year		56.2	43.6
Total recognised income and expense for the period attributable to the equity shareholders		45.2	57.1

The notes on pages 29 to 45 form part of these Group accounts.

Group Balance Sheet

As at 31 March 2007

	Note	2007 £m	2006 £m
Non-current assets			
Intangible assets	12	196.7	208.2
Property, plant and equipment	13	111.1	112.8
Investments	15	0.3	0.3
Other receivables	18	2.7	3.2
Deferred tax assets	22	14.2	17.5
		325.0	342.0
Current assets			
Inventories	17	160.6	158.6
Trade and other receivables	18	171.0	162.3
Income tax receivables		1.1	1.0
Cash and cash equivalents	28	19.1	39.4
		351.8	361.3
Current liabilities			
Trade and other payables	19	(132.9)	(123.5)
Loans and borrowings	20	(79.0)	(23.0)
Tax liabilities		(14.5)	(13.3)
		(226.4)	(159.8)
Net current assets		125.4	201.5
Total assets less current liabilities		450.4	543.5
Non-current liabilities			
Other payables	19	(7.9)	(7.8)
Retirement benefit obligations	8	(38.7)	(41.8)
Loans and borrowings	20	(76.3)	(137.2)
Deferred tax liabilities	22	(22.9)	(20.3)
		(145.8)	(207.1)
Net assets		304.6	336.4
Equity			
Called-up share capital	25	43.5	43.5
Share premium account	26	38.7	38.4
Other reserves	26	222.4	254.5
Equity attributable to the shareholders of the parent		304.6	336.4

These Group accounts were approved by the Board of Directors on 30 May 2007 and signed on its behalf by:

Simon Boddie
Group Finance Director

The notes on pages 29 to 45 form part of these Group accounts.

Group Cash Flow Statement

For the year ended 31 March 2007

	Note	2007 £m	2006 £m
Cash flows from operating activities			
Profit before tax		85.2	65.1
Depreciation and other amortisation		27.0	24.1
Equity settled transactions		2.7	2.7
Finance income and expense		5.9	3.4
Operating cash flow before changes in working capital, interest and taxes		120.8	95.3
(Increase) in inventories		(7.7)	(12.8)
(Increase) in trade and other receivables		(9.2)	(14.6)
Increase in trade and other payables		–	13.2
Cash generated from operations		103.9	81.1
Interest received		11.2	6.8
Interest paid		(17.0)	(10.1)
Income tax paid		(22.0)	(25.8)
Operating cash flow		76.1	52.0
Cash flows from investing activities			
Capital expenditure and financial investment		(42.4)	(26.3)
Proceeds from sale of property, plant and equipment		11.6	1.2
Net cash used in investing activities		(30.8)	(25.1)
Free cash flow		45.3	26.9
Cash flows from financing activities			
Proceeds from the issue of share capital		0.3	–
New bank loans		30.3	54.3
Repayment of bank loans		(16.6)	(25.6)
Equity dividends paid	10	(80.0)	(80.0)
Net cash used in financing activities		(66.0)	(51.3)
Net decrease in cash and cash equivalents		(20.7)	(24.4)
Cash and cash equivalents at the beginning of the year		38.0	62.6
Effect of exchange rates on cash		(0.1)	(0.2)
Cash and cash equivalents at the end of the year	28	17.2	38.0

The notes on pages 29 to 45 form part of these Group accounts.

Group Significant Accounting Policies

Basis of consolidation
Electrocomponents plc (the 'Company') is a company domiciled in England. The Group Accounts for the year ended 31 March 2007 comprise the Company and its subsidiaries (together referred to as the 'Group') and the Group's interest in a jointly controlled entity. Subsidiaries are entities controlled by the Company. All subsidiary accounts are made up to 31 March and are included in the Group Accounts. Further to the IAS Regulation (EC 1606/2002) the Group Accounts have been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the EU ('adopted IFRS'). The Company Accounts continue to be prepared in accordance with UK Generally Accepted Accounting Practice ('UK GAAP') and details of the Company Accounts, notes to the accounts and principal accounting policies are set out on pages 47 to 52.

The accounts were authorised for issue by the Directors on 30 May 2007.

Basis of preparation
The accounts are presented in £ Sterling and rounded to £0.1m. They are prepared on the historical cost basis except certain financial instruments detailed below.

The preparation of accounts in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable, under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and judgements
The preparation of accounts requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The only significant judgement made in the accounts for the year ended 31 March 2007, surrounds the capitalisation of the Enterprise Business System asset. During the development of the software, judgements were required as to whether expenditure met the criteria for capitalisation in IAS 38. By December 2006, the Enterprise Business System was implemented successfully in Austria, France, Germany, Italy and the UK and since the year end in the remainder of Continental Europe.

Statement of compliance
The Group Accounts have been prepared in accordance with International Financial Report Standards (IFRS) as adopted for use by the EU.

Revenue
Revenue from the sale of goods is recognised in the income statement on despatch when the significant risks and rewards of ownership have been transferred. Revenue represents the sale of goods and services and is stated net of sales taxes and volume discounts. Freight recharged to customers is included within revenue.

Transactions eliminated on consolidation
Intra-group balances and unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing Group Accounts. Unrealised gains arising from transactions with the jointly controlled entity are eliminated to the extent of the Group's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains.

Goodwill and other intangibles
Goodwill arising on all acquisitions prior to 31 March 1998 has been written off against reserves. Goodwill arising on acquisitions after 1 April 1998 has been capitalised and, under UK GAAP, was amortised on a straight-line basis over its estimated useful life, with a maximum of 20 years.

The Group has made the elective exemption under IFRS 1 that allows goodwill in respect of acquisitions made prior to 1 April 2004 to remain as stated under UK GAAP. The balance of goodwill as at 1 April 2004 is deemed to be the cost going forward.

Goodwill is not amortised under IFRS. Instead the carrying value is reviewed annually for impairment.

Other intangible assets are stated at cost less accumulated amortisation. The cost of acquired intangible assets are their purchase cost together with any incidental costs of acquisition. Amortisation is calculated to write off the cost of the asset on a straight-line basis at the following annual rates:

Trademarks	5%
Computer software costs	12.5-50%

Amortisation is disclosed in distribution and marketing expenses in the income statement. The residual value, if not insignificant, is reassessed annually. Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

Investments in jointly controlled entities
The Group Accounts include the Group's share of the total recognised gains and losses in one jointly controlled entity on an equity accounted basis.

Property, plant and equipment
Tangible assets are stated at cost less accumulated depreciation. The cost of self constructed assets includes the cost of materials, direct labour and certain direct overheads.

Leases in which the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. Each finance leased asset is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at the inception of the lease less accumulated depreciation.

No depreciation has been charged on freehold land. Other assets have been depreciated to residual value, on a straight-line basis at the following annual rates:

Freehold and leasehold buildings	2%
Plant and machinery	10%-20%
Mainframe computer equipment	20%
Network computer equipment	33%
Portable computers	50%
Other office equipment	20%

Depreciation is disclosed in distribution and marketing expenses in the income statement. The residual value, if not insignificant, is reassessed annually.

Impairment
The carrying amounts of the Group's goodwill are reviewed annually to determine whether there is any indication of impairment. If such an indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement. The recoverable amount is calculated as the higher of fair value less cost of sale and value in use, the present value of estimated future cash flows using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Inventories
Inventories are valued at the lower of cost and net realisable value. This cost is calculated on a weighted average basis. Work in progress and goods for resale include attributable overheads.

Other receivables
Trade and other receivables are initially measured on the basis of their fair value rather than cost. Subsequently they are carried at amortised cost using the effective interest rate method.

Net debt
Net debt comprises cash and cash equivalents less borrowings. Cash and cash equivalents comprises cash in hand and held with qualifying financial institutions in current accounts or overnight deposits net of overdrafts with qualifying financial institutions. Cash and cash equivalents include government securities, investment in money market funds and term deposits with qualifying financial institutions and are classed as investments under current assets. Borrowings represent term loans from qualifying financial institutions together with financial instruments classified as liabilities.

Operating expense classification
Cost of sales comprises the cost of goods delivered to customers.

Distribution and marketing expenses include all operating company expenses, including freight costs and movements in inventory provisions, together with the Supply Chain, Product Management, Media Publishing, Facilities, Information Systems and e-Commerce process expenses.

Administration expenses comprise Finance, Legal and Human Resources process expenses, together with the expenses of the Group Board.

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, using the effective interest method. The interest expenses component of finance lease payments is recognised in the income statement using the effective interest rate method.

Catalogue costs
Prior to the issue of a catalogue, all related costs incurred are accrued and carried as a prepayment. On the issue of a catalogue, these costs are written off as they are distributed to customers. Major investments in new catalogue production systems are capitalised as intangible assets and written off over the period during which the benefits of those investments are anticipated, such period not to exceed three years.

Operating leases
Operating lease rentals are charged to the income statement on a straight-line basis over the course of the lease period. The benefits of rent free periods and similar incentives are credited to the income statement on a straight-line basis over the full lease term.

Government grants
Government grants related to expenditure on property, plant and equipment are credited to the income statement at the same rate as the depreciation on the asset to which the grants relate. The unamortised balance of capital grants is included within trade and other payables.

Employee benefits

Pension costs

In the United Kingdom the Group operates a pension scheme providing benefits based on final pensionable pay for eligible employees who joined on or before 1 April 2004. The scheme is administered by a corporate trustee and the funds are independent of the Group's finances. In addition there are defined benefit pension schemes in Germany and Ireland.

For UK employees who joined after 1 April 2004 the Group provides a defined contribution pension scheme. There are also defined contribution schemes in Australia and North America and government schemes in France, Italy, Denmark and North Asia. Obligations for contributions to defined contribution schemes are recognised as an expense in the income statement as incurred.

The cost of the defined benefit scheme charged to the income statement comprises: current service cost, past service cost, expected return on scheme assets and the interest cost on the expected amount of unwinding of the discount on plan liabilities within distribution and marketing expenses. The Group has elected to adopt the amendment to IAS 19 (revised), which allows actuarial gains and losses to be recorded in the Statement of Recognised Income and Expense immediately.

Obligations are measured at present value using the projected unit credit method and a discount rate reflecting yields on high quality corporate bonds. Assets are measured at their fair value at the balance sheet date.

Share-based payment transactions

The Group operates several share-based payment schemes, the largest of which are the Savings Related Share Option Scheme (SAYE), A US s423 scheme (US employees only), the Long Term Incentive Option Plan (LTIOP), the Long Term Incentive Plan (LTIP) and the Executive Incentive Plan (EIP).

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity and spread over the period during which employees become unconditionally entitled to the options. The fair values are calculated using an appropriate option pricing model. The income statement charge is then adjusted to reflect expected and actual levels of vesting based on non market performance related criteria. The Group's SAYE scheme has been valued using a Black-Scholes model and the income statement charge has been adjusted for forfeitures caused by employees failing to maintain either their employment or the required savings. The Group's LTIOP scheme includes performance criteria based on the Group's total shareholder return performance relative to a group of 13 comparable companies. The fair value of the LTIOP scheme has been calculated using a Monte Carlo model and the income statement charge has been adjusted for options forfeited by employees leaving the Group. The EIP includes performance criteria based on the Group's profit in the year to March 2009 and has been valued using a Black-Scholes model.

Administration expenses include the cost of the share-based payment schemes and the Group balance sheet includes the assets and liabilities of the schemes. Shares in the Company, held by the trust established to administer the schemes, are shown within reserves.

The Group has chosen to adopt the exemption whereby IFRS 2, Share-Based Payment, is applied only to awards made after 7 November 2002.

Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is calculated using tax rates enacted and substantively enacted at the balance sheet date.

Foreign currency

Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at an average rate for the period where this rate approximates to the foreign exchange rates ruling at the dates of the transactions.

The elective exemption in IFRS 1 means that any translation differences prior to the date of transition (1 April 2004) do not need to be analysed retrospectively and so the deemed cumulative translation differences at this date can be set to nil. Thus, any cumulative translation differences arising prior to the date of transition are excluded from any future profit/loss on disposal of any entities. The Group adopted this exemption.

Net investment in foreign operations

Exchange differences arising from this translation of foreign operations, and of related qualifying hedges are taken directly to equity. They are released into the income statement upon disposal.

Foreign currency transactions

Transactions in foreign currencies are recorded using the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at foreign exchange rates ruling at the dates the fair value was determined.

Financial instruments

Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. It principally employs forward foreign exchange contracts to hedge against changes in exchange rates over the catalogue periods of the majority of its operating companies. In addition there are also a small number of interest rate swaps which swap certain fixed rate loans into floating rate.

In accordance with its treasury policies, the Group does not hold or issue derivative financial instruments for trading purposes.

Certain derivative financial instruments are designated as hedges in line with the Group's risk management policies. Hedges are classified as follows:

Fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability.

Cash flow hedges when they hedge the exposure to variability in cash flows that is attributable to a particular risk associated with a forecast transaction.

Net investment hedges when they hedge the exposure to changes in the value of the Group's interests in the net assets of foreign operations.

All the Group's derivatives have no initial cost. In subsequent periods they are stated in the balance sheet at fair value. Changes in the fair value of derivative financial instruments that do not qualify for cash flow or net investment hedge accounting are recognised in the income statement as they arise.

Cash flow hedge accounting

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the highly effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the income statement. When the forecast transaction subsequently results in the recognition of a non-financial asset or liability the associated cumulative gain or loss is removed from equity and included in the initial cost of the non-financial asset or liability. When the forecast transaction subsequently results in the recognition of a financial asset or liability, the associated cumulative gain or loss that was recognised directly in equity is reclassified into profit or loss in the same period during which the asset acquired or liability assumed affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

The fair value of forward foreign exchange contracts is the difference between their discounted contractual forward price and their current forward price.

Fair value hedge accounting

The Group uses derivative financial instruments to hedge exposure to interest rate risks arising from financing activities, holding a small number of interest rate swaps which swap certain fixed rate loans into floating rate.

The fair value of the interest rate swaps is the market value of the swap at the balance sheet date, taking into account current interest rates.

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

Hedge of net investment in foreign operations

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement.

Changes in accounting policies

The following standards and interpretations to existing standards that have been enacted but have no impact on these accounts are:

IFRIC 7 – Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies (effective from 1 March 2006);

IFRIC 8 – Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006);

IFRIC 9 – Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006).

The following standard and interpretations to existing standards that has been endorsed, but the Group has decided not to early adopt is:

IFRS 7 – Financial instruments: Disclosures, was issued in August 2005, it revised and enhanced previous disclosures in IAS 32 (Financial Instruments, Disclosure and Presentation). It is effective for annual periods beginning on or after 1 January 2007. This standard has no impact on these accounts.

Notes to the Group Accounts

For the year ended 31 March 2007

1 Analysis of income and expenditure

This analysis reconciles the Income Statement presentation to the segmental analysis shown in note 2

	2007 £m	2006 £m
Revenue	877.5	828.5
Cost of sales	(434.0)	(402.1)
Distribution and marketing expenses	(251.3)	(243.2)
Contribution before Enterprise Business System costs	192.2	183.2
Distribution and marketing expenses within Process costs	(74.8)	(74.0)
Administrative expenses	(8.1)	(7.9)
Group Process costs	(82.9)	(81.9)
Distribution and marketing expenses: Enterprise Business System costs	(19.0)	(25.1)
Headline operating profit	90.3	76.2
Net financial expense	(5.9)	(3.4)
Headline profit before tax	84.4	72.8
Distribution and marketing expenses: Provision for RoHS	–	(4.0)
Distribution and marketing expenses: Reorganisation costs	(1.1)	(2.6)
Administrative expenses: Reorganisation income (costs)	1.9	(1.1)
Profit before tax	85.2	65.1

2 Segmental analysis

For management purposes, the Group is managed in regions – United Kingdom, Continental Europe, North America, and Asia Pacific. Continental Europe comprises our trading operations in France, Germany, Italy, Austria, Denmark, Norway, Sweden, Republic of Ireland, Spain, The Netherlands and Belgium. Asia Pacific comprises our trading operations in Japan, Australia, Chile, India, New Zealand, Singapore, Malaysia, South Africa, Philipines, Thailand, Hong Kong and China. North America comprises our trading operations in the United States of America and Canada. These regions are the basis on which the Group reports its primary segment information. The Group has only one type of business and does not therefore have separately identifiable business segments. No secondary segment information is therefore given.

Intersegment pricing is determined on an arms' length basis.

		2007 £m	2006 £m
By geographical destination			
Revenue:	United Kingdom	341.5	339.9
	Continental Europe	293.3	272.5
	North America	155.6	135.9
	Asia Pacific	87.1	80.2
		877.5	828.5

		2007 Total sales £m	Inter-segment sales £m	Revenue £m	2006 Total sales £m	Inter-segment sales £m	Revenue £m
By geographical origin							
Revenue:	United Kingdom	495.3	(139.1)	356.2	461.8	(108.2)	353.6
	Continental Europe	294.9	(7.4)	287.5	274.2	(6.3)	267.9
	North America	159.2	(2.0)	157.2	138.1	(0.6)	137.5
	Asia Pacific	76.9	(0.3)	76.6	71.8	(2.3)	69.5
		1,026.3	(148.8)	877.5	945.9	(117.4)	828.5

		2007 £m	2006 £m
Profit before tax:	United Kingdom	95.9	96.9
	Continental Europe	64.5	59.9
	North America	23.4	19.2
	Asia Pacific	8.4	7.2
	Contribution before Enterprise Business System costs	192.2	183.2
	Groupwide Process costs	(82.9)	(81.9)
	Enterprise Business System costs	(19.0)	(25.1)
	Net financial expense	(5.9)	(3.4)
	Headline profit before tax,	84.4	72.8
	Provision for RoHS	–	(4.0)
	Reorganisation income (costs)	0.8	(3.7)
		85.2	65.1

2 Segmental analysis continued

		2007 £m	2006 £m
By geographical location			
Total assets:	United Kingdom	264.0	270.4
	Continental Europe	136.7	132.4
	North America	195.6	199.9
	Asia Pacific	46.1	42.7
	Total assets	642.4	645.4
	Unallocated assets		
	cash and cash equivalents	19.1	39.4
	deferred tax asset	14.2	17.5
	corporation tax asset	1.1	1.0
		676.8	703.3
Total liabilities:	United Kingdom	110.8	107.6
	Continental Europe	46.7	46.1
	North America	14.0	11.1
	Asia Pacific	8.0	8.3
	Total liabilities	179.5	173.1
	Unallocated liabilities		
	corporation tax	14.5	13.3
	deferred tax liability	22.9	20.3
	loans and overdrafts	155.3	160.2
		372.2	366.9
Capital expenditure:	United Kingdom	21.8	23.9
	Continental Europe	5.6	1.4
	North America	15.1	4.1
	Asia Pacific	2.3	1.0
		44.8	30.4
Depreciation and amortisation:	United Kingdom	20.2	16.0
	Continental Europe	3.5	3.7
	North America	1.0	1.0
	Asia Pacific	2.3	2.5
		27.0	23.2
Significant non-cash expenses:	United Kingdom	2.2	2.2
	Continental Europe	0.2	0.3
	North America	0.1	0.1
	Asia Pacific	0.2	0.1
		2.7	2.7

3 Profit before tax

	2007 £m	2006 £m
Profit before tax is stated after charging (crediting):		
Remuneration of the auditors and their associates:		
group audit fee	0.3	0.2
the audit of subsidiaries pursuant to legislation	0.4	0.4
other services pursuant to legislation	0.1	0.1
taxation	0.1	0.2
all other services	0.2	–
Depreciation	15.5	16.5
Amortisation of intangibles	11.5	6.7
Amortisation of government grants	(0.2)	(0.3)
Loss on disposal of intangibles	1.1	0.7
(Profit) loss on disposal of plant, property and equipment	(1.9)	0.5
Hire of plant and machinery	3.3	5.3
Net foreign exchange losses	–	0.1

4 Provision for RoHS

RoHS (Restriction of Hazardous Substances) is an EU Directive that restricts the use of six hazardous materials in the manufacture of electronic and electrical equipment. The legislation came into force on 1 July 2006. The RoHS regulations prevent the use of non-compliant products in manufacture. It is still acceptable to use non-compliant products for maintenance.

No charge was required in the year 2007 (2006: £4.0m).

5 Reorganisation costs

Reorganisation costs arising in the year are as follows:

	2007 £m	2006 £m
Redundancy costs	1.1	3.2
Profit on sale of former head office	(1.9)	–
Other initiatives	–	0.5
	(0.8)	3.7

6 Employees

Numbers employed

	2007	2006
The average number of employees during the year was:		
Management and administration	294	314
Distribution and marketing	5,157	4,892
	5,451	5,206

Of these staff 2,365 were employed in the United Kingdom (2006: 2,447).

Aggregate employment costs

	£m	£m
Wages and salaries	136.2	131.9
Social security costs	15.9	15.4
Equity-settled transactions	2.7	2.7
Pension costs	11.8	12.9
	166.6	162.9

The remuneration of individual Directors is detailed on page 21.

7 Share-based payments

The Group has a number of share-based incentive plans for employees. These comprise an Executive Incentive Plan (EIP) awarded to the Group's most senior executives, a Long Term Incentive Plan (LTIP) awarded to senior managers employees, a Save As You Earn (SAYE) scheme that is made available to the majority of employees and a US s423 option scheme that is offered to all permanent employees in the US operating company. In addition there was a Long Term Incentive Option Plan (LTIOP) operated until 2005, awarding options to senior managers.

The LTIOP and SAYE schemes were in operation before 7 November 2002 in addition to a pre-existing Long Term Incentive Plan. The recognition and measurement principles in IFRS 2 have only been applied to grants made, under all these schemes, after 7 November 2002 in accordance with the transitional provisions in IFRS 1 and IFRS 2.

Executive Incentive Plan (EIP)
The EIP scheme is a one-off conditional award on 1 February 2006 of shares to the 12 most senior executives in the Group to be delivered following the financial year ending 31 March 2009. The number of shares to be awarded is dependent on the performance of the Group during the year ending 31 March 2009 varying between 0 and 2,700,000. The awards include a right to receive dividend equivalents on vesting. Awards over 450,000 of these shares were made for cash settlement. The fair value of the EIP options was calculated using a Black-Scholes model based on the assumptions below.

	EIP 2006
Fair value at grant date	**300p**
Assumptions used	
Share price	**300p**
Expected volatility	**39.7%**
Expected option life	**3.25 years**
Risk free interest rate	**4.4%**

Volatility was estimated based on the historical volatility of the shares over a three year period up to the date of grant.

Long Term Incentive Option Plan (LTIOP) and Long Term Incentive Plan (LTIP)
The LTIOP schemes were awarded to key senior employees at a grant price equal to the Group's share price. The vesting conditions include a continuation of service, a minimum of three years, and the performance of the Group's shares against a comparator group. The share price is tested against this group after three years and can be retested after four and five years if the options have not vested. The proportion of the options vesting is also dependent on the comparative share performance. The share options can be exercised up to 10 years after the grant date. Any options remaining unexercised after 10 years from the date of grant will expire.

The fair value of the LTIOP and LTIP options was calculated at the grant date using a Monte Carlo model based on the assumptions below.

In June 2006 a new Executive Plan (the Long Term Incentive Plan 'LTIP') conditional award of shares was made. The vesting conditions are based on performance of the Group versus the FTSE 250 over the three year life of the scheme. At the vesting date the share award will either vest or lapse. The awards include a right to receive dividend equivalents on vesting. The fair value was calculated at the grant date using a Monte Carlo model based on the assumptions below.

	LTIP 2006	LTIOP 2005	LTIOP 2004	LTIOP 2003
Options granted	1,542,118	5,264,667	4,959,435	6,452,956
Fair value at grant date	111.0p	35.6p	78.6p	78.3p
Assumptions used				
Share price	237p	249p	369p	349p
Exercise price	Nil	251p	365p	349p
Expected volatility	24.9%	34.9%	39.7%	39.7%
Expected option life	3 years	7 years	7 years	7 years
Expected dividend yield	7.0%	6.2%	4.9%	5.9%
Risk free interest rate	4.7%	4.1%	5.0%	5.0%

Volatility was estimated based on the historical volatility of the shares over a three year period up to the date of grant.

Save as You Earn (SAYE) schemes
The SAYE schemes are available to the majority of employees of the Group. They provide an option price equal to the daily average market price at the date of the offer less 20%. (The French scheme may be offered at a different rate to ensure compliance with French regulations.) The option exercise conditions are the employee's continued employment for the three or five year period and the maintenance of the employee's regular monthly savings in an account. Failure of either of these conditions is deemed a forfeiture of the option. At the end of the period the employee has six months to either purchase the shares at the agreed price, or withdraw their savings with the accrued interest. There are no market conditions to the vesting of the options.

There have been 16 SAYE grants since 7 November 2002. Four were awarded on 4 July 2006, four were awarded on 24 June 2005, four were awarded on 30 June 2004 and a further four on 30 June 2003. The options granted, the fair value calculated using a Black-Scholes model, and the assumptions used, are shown below

	SAYE 3 yr 2006	SAYE 5 yr 2006	SAYE 3 yr 2005	SAYE 5 yr 2005	SAYE 3 yr 2004	SAYE 5 yr 2004	SAYE 3 yr 2003	SAYE 5 yr 2003
Options granted	832,027	510,502	1,105,515	795,833	386,423	291,856	1,454,116	1,241,553
Fair value at grant date	42.7p	51.0p	55.2p	58.3p	107.2p	126.8p	106.6p	128.0p
Assumptions used								
Share price	232p	232p	247p	247p	357p	357p	325p	325p
Exercise price	196p	196p	212p	212p	283p	283p	260p	260p
Expected volatility	26.9%	33.6%	34.8%	35.7%	38.4%	38.4%	39.7%	41.9%
Expected option life	3 years	5 years	3 years	5 years	3 years	5 years	3 years	5 years
Expected dividend yield	7.1%	7.1%	6.3%	6.3%	4.9%	4.9%	5.9%	5.9%
Risk free interest rate	4.8%	4.8%	4.1%	4.1%	5.0%	5.0%	5.0%	5.0%
French awards have the following differences to the above awards								
Options granted	2,298	29,790	10,384	25,210	6,434	15,502	11,139	38,910
Fair value at date of grant	42.7p	51.0p	55.2p	58.3p	103.4p	123.6p	101.4p	123.9p
Exercise price	196p	196p	212p	212p	292p	292p	272p	272p

Volatility was estimated based on the historical volatility of the shares over a three or five year period, as appropriate, up to the date of grant.

7 Share-based payments continued

US s423 scheme

The US s423 scheme is available to permanent employees of Allied, the Group's US operating company. The options are granted to those who elect to participate and the scheme has a savings element similar to the SAYE scheme. At the end of one year up to 20% of the options can be exercised with the remainder exercisable after two years. The option price is the lesser of 85% of the market value of the shares on the date of grant and the date of exercise. There are no market conditions to the vesting of the options.

The fair value of the options was calculated at the grant date using a Black-Scholes model and the assumptions used are shown below.

	s423 2006	s423 2005	s423 2004
Options granted	12,370	15,496	6,233
Fair value at grant date	39.1p	47.5p	82.0p
Assumptions used			
Share price	232p	247p	370p
Exercise price	197p	207p	296p
Expected volatility	24.0%	28.4%	39.0%
Expected option life	2 years	2 years	2 years
Expected dividend yield	6.8%	6.3%	5.4%
Risk free interest rate	4.8%	4.1%	5.0%

Number and weighted average exercise prices of share options

In thousands of options	Weighted average exercise price 2007	Number of options 2007	Weighted average exercise price 2006	Number of options 2006
Outstanding at the beginning of the year	291p	26,122	354p	21,693
Forfeited during the year	334p	(3,205)	311p	(4,461)
Lapsed during the year	254p	(1,651)	413p	(1,009)
Exercised during the year	252p	(88)	201p	(18)
Granted during the year	93p	2,929	175p	9,917
Outstanding at the end of the year	264p	24,107	291p	26,122
Exercisable at the end of the year	339p	37	351p	268

Outstanding options include 7,570,411 options relating to schemes in operation before 7 November 2002.

The options outstanding at 31 March 2007 have an exercise price in the range 0p to 686p and a weighted average contractual life of 7.9 years.

	2007 £m	2006 £m
Option Prices		
£nil-£1.00	4,233	2,700
£1.00-£2.00	1,246	–
£2.00-£3.00	5,936	8,016
£3.00-£4.00	11,129	13,421
£4.00-£5.00	538	850
£5.00-£6.00	713	794
£6.00-£7.00	312	341
	24,107	26,122

Employee expenses

	2007 £m	2006 £m
Share options granted in 2003/04	0.2	1.2
Share options granted in 2004/05	0.7	0.9
Share options granted in 2005/06	1.2	0.6
Share options granted in 2006/07	0.6	–
Total expense recognised as employee costs	2.7	2.7

8 Pension Schemes

The funding of the United Kingdom defined benefit scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2007 amounted to £5.2m (2006: £7.6m). The contributions paid by the Group to the defined contribution section of the scheme amounted to £2.2m (2006: £1.2m).

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined benefit basis in Germany and Ireland amounting to £1.1m (2006: £1.0m), defined contribution basis in Australia and North America amounting to £0.9m (2006: £0.8m), and via government schemes in France, Italy, Scandinavia and North Asia amounting to £2.4m (2006: £2.0m).

The rules of the Electrocomponents Group Pension Scheme give the Trustees powers to wind up the Scheme in certain limited circumstances. However, the Trustee has confirmed that it has no current intention of exercising its power to wind up the Scheme.

The Group expects to pay £9.4m to its UK defined benefit pension plan in 2008.

The principal assumptions used in the valuations of the liabilities of the Group's schemes were:

	2007 United Kingdom	Germany	Republic of Ireland	2006 United Kingdom	Germany	Republic of Ireland
Discount rate	5.25%	4.75%	4.75%	4.90%	4.50%	4.50%
Rate of increase in salaries	3.85%	3.00%	4.00%	3.90%	3.00%	4.00%
Rate of increase of pensions in payment	3.10%	2.00%	2.00%	2.90%	2.00%	2.00%
Inflation assumption	3.10%	2.00%	2.00%	2.90%	2.00%	2.00%

The expected long term rates of return on the schemes' assets as at 31 March were:

	2007 United Kingdom	Germany	Republic of Ireland	2006 United Kingdom	Germany	Republic of Ireland
Equities	7.40%	n/a	7.30%	7.05%	n/a	7.00%
Corporate bonds	4.50%	n/a	n/a	4.15%	n/a	n/a
Government bonds	3.90%	n/a	4.30%	3.55%	n/a	4.00%
Cash	4.50%	n/a	n/a	3.75%	n/a	n/a
Other	n/a	n/a	5.30%	n/a	n/a	5.00%

The expected return for each asset class is based on a combination of historical performance analysis, the forward looking views of the financial markets (as suggested by available yields) and the views of investment organisations.

Based upon the demographics of scheme members, the weighted average life expectancy assumptions used to determine benefit obligations were:

	2007 United Kingdom Years	Germany Years	Republic of Ireland Years
Member aged 65 (current life expectancy) – male	20.2	18.4	21.4
Member aged 65 (current life expectancy) – female	23.1	22.5	26.4
Member aged 45 (life expectancy at aged 65) – male	21.2	21.8	21.4
Member aged 45 (life expectancy at aged 65) – female	24.0	25.7	26.4

The amounts recognised in the income statement were:

	2007 United Kingdom £m	Germany £m	Republic of Ireland £m	Total £m	2006 United Kingdom £m	Germany £m	Republic of Ireland £m	Total £m
Current service cost	6.9	0.7	0.1	7.7	7.1	0.7	0.1	7.9
Past service cost	–	–	–	–	–	–	–	–
Interest cost	14.2	0.3	0.1	14.6	13.1	0.2	0.1	13.4
Expected return on assets	(15.9)	–	(0.1)	(16.0)	(12.6)	–	(0.1)	(12.7)
Total income statement charge	5.2	1.0	0.1	6.3	7.6	0.9	0.1	8.6

Of the charge for the year, £0.3m (2006: £0.4m) has been included in administrative expenses and the remainder £6.0m (2006: £8.2m) in distribution and marketing expenses.

The actual return on scheme assets was: UK £14.4m (2006: £48.7m), Germany £nil (2006: £nil) and Republic of Ireland £0.2m (2006: £0.4m).

The valuations of the assets of the schemes as at 31 March were:

	2007 United Kingdom £m	Germany £m	Republic of Ireland £m	2006 United Kingdom £m	Germany £m	Republic of Ireland £m
Equities	203.7	n/a	1.6	189.9	n/a	1.4
Corporate bonds	24.0	n/a	–	22.6	n/a	–
Government bonds	41.6	n/a	0.2	39.7	n/a	0.2
Cash	2.6	n/a	–	1.5	n/a	–
Other	–	n/a	0.2	–	n/a	0.2
Total market value of assets	271.9	–	2.0	253.7	–	1.8

No amount is included in the market value of assets relating to either financial instruments or property occupied by the Group.

8 Pension Schemes continued

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit pension schemes is:

	2007 United Kingdom Valuation £m	Germany Valuation £m	Republic of Ireland Valuation £m	Total Valuation £m	2006 United Kingdom Valuation £m	Germany Valuation £m	Republic of Ireland Valuation £m	Total Valuation £m
Total market value of assets	271.9	–	2.0	273.9	253.7	–	1.8	255.5
Present value of scheme liabilities	(303.8)	(6.5)	(2.3)	(312.6)	(288.7)	(6.3)	(2.3)	(297.3)
Deficit in the scheme	(31.9)	(6.5)	(0.3)	(38.7)	(35.0)	(6.3)	(0.5)	(41.8)

The rules of the UK Electrocomponents Group Pension Scheme give the Trustee powers to wind up the Scheme, which it may exercise if the Trustee is aware that the assets of the Scheme are insufficient to meet its liabilities. Although the Scheme is currently in deficit, the Trustee and the Company have agreed a plan to eliminate the deficit over time and the Trustee has confirmed that it has no current intention of exercising its power to wind up the Scheme.

The German scheme is unfunded, in line with local practice, and the deficit of £6.5m in the German scheme is financed through accruals established within the German accounts.

In addition, the value of the assets and liabilities held in respect of AVCs amounted to £1.0m as at 31 March 2007 (2006: £1.0m).

The value of the assets and liabilities held in respect of the defined contribution section of the UK Scheme amounted to £5.5m as at 31 March 2007 (2006: £2.8m).

The movement in present value of the defined benefit obligations in the current period was:

	United Kingdom 2007 £m	Germany 2007 £m	Republic of Ireland 2007 £m	Total 2007 £m	United Kingdom 2006 £m	Germany 2006 £m	Republic of Ireland 2006 £m	Total 2006 £m
Present value of the defined benefit obligations at the beginning of the year	288.7	6.3	2.3	297.3	239.3	5.3	1.7	246.3
Movement in year:								
Current service cost	6.9	0.7	0.1	7.7	7.1	0.7	0.1	7.9
Interest cost	14.2	0.3	0.1	14.6	13.1	0.2	0.1	13.4
Contributions from scheme members	2.4	–	–	2.4	2.7	–	–	2.7
Insurance premiums paid	–	(0.1)	–	(0.1)	–	(0.1)	–	(0.1)
Actuarial (gain) loss	(0.5)	(0.4)	(0.2)	(1.1)	31.9	–	0.3	32.2
Benefits paid	(7.9)	(0.1)	–	(8.0)	(5.4)	(0.1)	–	(5.5)
Exchange differences	–	(0.2)	–	(0.2)	–	0.3	0.1	0.4
Present value of the defined benefit obligations at the end of the year	303.8	6.5	2.3	312.6	288.7	6.3	2.3	297.3

The movement in present value of the fair value of scheme assets in the current period was:

	United Kingdom 2007 £m	Germany 2007 £m	Republic of Ireland 2007 £m	Total 2007 £m	United Kingdom 2006 £m	Germany 2006 £m	Republic of Ireland 2006 £m	Total 2006 £m
Present value of fair value of scheme assets at the beginning of the year	253.7	–	1.8	255.5	198.0	–	1.3	199.3
Movement in year:								
Expected return on scheme assets	15.9	–	0.1	16.0	12.6	–	0.1	12.7
Actuarial (loss)/gain	(1.5)	–	–	(1.5)	36.1	–	0.3	36.4
Contributions by Company	9.3	0.1	0.1	9.5	9.7	0.1	0.1	9.9
Contributions from scheme members	2.4	–	–	2.4	2.7	–	–	2.7
Insurance premiums paid	–	(0.1)	–	(0.1)	–	(0.1)	–	(0.1)
Benefits paid	(7.9)	(0.1)	–	(8.0)	(5.4)	(0.1)	–	(5.5)
Exchange differences	–	0.1	–	0.1	–	0.1	–	0.1
Present value of fair value of scheme assets at the end of the year	271.9	–	2.0	273.9	253.7	–	1.8	255.5

Experience adjustments were:

	2007 United Kingdom %	Germany %	Republic of Ireland %	2006 United Kingdom %	Germany %	Republic of Ireland %
Difference between expected and actual return on plan assets	(0.6%)	n/a	(2.3%)	14.2%	n/a	14.4%
Experience (gains) losses on plan liabilities	0.3%	(0.9%)	(2.5%)	0.0%	(0.3%)	(0.4%)

The cumulative amount of actuarial gains recognised is £4.3m (2006: £4.7m).

9 Income tax expense

Taxation on the profit of the Group	2007 £m	2006 £m
United Kingdom corporation tax at 30% (2006: 30%)	19.4	16.9
United Kingdom deferred taxation	1.1	(1.1)
Double tax relief	(8.8)	(7.0)
	11.7	8.8
Overseas taxation – current	12.4	11.4
Overseas taxation – deferred	4.9	1.3
Total income tax expense in Income Statement	29.0	21.5
Total tax expense is reconciled to a notional 30% (2006: 30%) of profit before taxation as follows:		
Expected tax charge	25.6	19.5
Differences in overseas corporation tax rates	2.0	2.0
Creation of tax losses	0.7	0.4
Items not (deductible) chargeable for tax purposes	(0.1)	0.3
Other local taxes suffered overseas	0.5	0.7
Non-taxable income	(1.5)	(0.1)
Under (over) provision in prior years	1.8	(1.3)
	29.0	21.5
Deferred tax recognised directly in equity		
Relating to equity settled transactions	0.3	–
Relating to actuarial (losses) gains	(0.3)	1.3
	–	1.3

10 Dividends

	2007 £m	2006 £m
Amounts recognised in the period:		
Final dividend for the year ended 31 March 2006 – 12.6p (2005: 12.6p)	54.8	54.8
Interim dividend for the year ended 31 March 2007 – 5.8p (2006: 5.8p)	25.2	25.2
	80.0	80.0
Proposed dividend for the year ended 31 March 2007 – 12.6p	54.8	

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these accounts.

11 Earnings per share

	2007 £m	2006 £m
Profit for the year attributable to the equity shareholders	56.2	43.6
Provision for RoHS	–	4.0
Reorganisation (income) costs	(0.8)	3.7
Tax impact of reorganisation and provision for RoHS	0.2	(2.4)
Headline profit for the year attributable to equity shareholders	55.6	48.9
Weighted average number of shares	434,949,638	434,920,017
Dilutive effect of share options	1,462,381	335,031
Diluted weighted average number of shares	436,412,019	435,255,048

	pence	pence
Basic earnings per share	12.9	10.0
Diluted earnings per share	12.9	10.0
Headline basic earnings per share	12.8	11.2
Headline diluted earnings per share	12.7	11.2

A further 12,941,763 share options were outstanding as at 31 March 2007 (2006: 16,686,609) but were not included as they were anti-dilutive.

12 Intangible assets

Cost	Goodwill £m	Software £m	Other Intangibles £m	Total £m
At 1 April 2005	138.4	74.2	0.3	212.9
External additions	–	12.1	–	12.1
Disposals	–	(1.8)	–	(1.8)
Translation differences	12.0	0.6	–	12.6
At 1 April 2006	150.4	85.1	0.3	235.8
External additions	–	20.0	–	20.0
Disposals	–	(2.2)	–	(2.2)
Translation differences	(16.8)	(1.0)	–	(17.8)
At 31 March 2007	**133.6**	**101.9**	**0.3**	**235.8**
Amortisation				
At 1 April 2005	–	21.0	–	21.0
Charged in the year	–	6.7	–	6.7
Disposals	–	(0.5)	–	(0.5)
Translation differences	–	0.4	–	0.4
At 1 April 2006	–	27.6	–	27.6
Charged in the year	–	11.5	–	11.5
Disposals	–	–	–	–
Translation differences	–	–	–	–
At 31 March 2007	**–**	**39.1**	**–**	**39.1**
Net book value				
At 31 March 2007	**133.6**	**62.8**	**0.3**	**196.7**
At 31 March 2006	150.4	57.5	0.3	208.2
At 31 March 2005	138.4	53.2	0.3	191.9

The recoverable amount of goodwill is based on value in use calculations. Those calculations use cash flow projections based on actual operating results and management projections for a further six years. Cash flows for further periods are extrapolated using a growth rate of 2% (2006: 2%) which is appropriate for the long-term nature of the business. A pre-tax discount rate of 9% (2006: 9%) has been used in discounting the projected cash flows.

A period of more than five years has been used as the directors believe this is a reasonable assumption based on the fact that the investments are all held for the long term. For periods after five years, extrapolations have been applied from the earlier budgets and forecasts, after assessing the reasonableness of the assumptions by examining the causes of differences between past cash flow projections and actual cash flows.

The key assumption used is the sales growth rate. This is based upon historical growth rates and future plans in the medium term. Long-term growth rates are based upon expected GDP growth, in line with IFRS 36: Impairment of Assets, rather than management expectations.

The recoverable amount of the unit exceeds its carrying value and the carrying value of the goodwill is therefore not impaired.

13 Property, plant and equipment

Cost	Land and buildings £m	Plant and machinery £m	Computer systems £m	Total £m
At 1 April 2005	92.6	100.4	50.9	243.9
Additions	3.7	2.7	11.9	18.3
Disposals	(0.5)	(1.4)	(5.3)	(7.2)
Reclassification	–	(1.0)	1.0	–
Translation differences	1.0	0.9	0.6	2.5
At 1 April 2006	96.8	101.6	59.1	257.5
Additions	10.6	7.0	7.2	24.8
Disposals	(9.9)	(1.6)	(2.2)	(13.7)
Reclassification	–	1.8	(1.8)	–
Translation differences	(1.7)	(1.4)	(0.9)	(4.0)
At 31 March 2007	**95.8**	**107.4**	**61.4**	**264.6**
Depreciation				
At 1 April 2005	21.1	73.1	38.8	133.0
Charged in the year	1.7	7.0	7.8	16.5
Disposals	(0.4)	(1.3)	(4.4)	(6.1)
Reclassification	–	–	–	–
Translation differences	0.2	0.7	0.4	1.3
At 1 April 2006	22.6	79.5	42.6	144.7
Charged in the year	1.5	6.5	7.5	15.5
Disposals	(1.2)	(1.4)	(2.2)	(4.8)
Reclassification	–	1.6	(1.6)	–
Translation differences	(0.2)	(1.0)	(0.7)	(1.9)
At 31 March 2007	**22.7**	**85.2**	**45.6**	**153.5**
Net book value				
At 31 March 2007	**73.1**	**22.2**	**15.8**	**111.1**
At 31 March 2006	74.2	22.1	16.5	112.8
At 31 March 2005	71.5	27.3	12.1	110.9

Net book value of land and buildings	**2007 £m**	2006 £m
Freehold land	**11.1**	13.2
Freehold buildings	**58.5**	58.0
Long leasehold buildings	**1.1**	0.4
Short leasehold buildings	**2.4**	2.6
	73.1	74.2
Net book value of plant and machinery		
Plant and machinery	**19.8**	19.1
Other office equipment	**1.5**	2.1
Motor vehicles	**0.9**	0.9
	22.2	22.1

All classes of assets are depreciated except for freehold land.

14 Capital commitments

	2007 £m	2006 £m
Contracted capital expenditure at 31 March, for which no provision has been made in these accounts	**4.4**	7.1

15 Investments

	2007 £m	2006 £m
Jointly controlled entities	**0.3**	0.3
	0.3	0.3

16 Principal subsidiary undertakings and associated undertakings

	Principal location	Country of incorporation
Mail order of electronic, electrical and mechanical products		
RS Components Pty Limited*	Sydney	Australia
RS Components GesmbH*	Gmünd	Austria
Allied Electronics (Canada) Inc.*	Ottawa	Canada
RS Components Electrónicos Limitada*	Santiago	Chile
RS Components A/S*	Copenhagen	Denmark
Radiospares Composants SNC*	Beauvais	France
RS Components GmbH*	Frankfurt	Germany
RS Components Limited*	Kowloon	Hong Kong
RS Components & Controls (India) Ltd†	New Delhi	India
RS Components SpA*	Milan	Italy
RS Components KK*	Yokohama	Japan
RS Components Sdn Bhd*	Kuala Lumpur	Malaysia
RS Components BV*	Haarlem	Netherlands
RS Components Limited*	Auckland	New Zealand
RS Components AS*	Haugesund	Norway
RS Components (Shanghai) Company Ltd*	Shanghai	People's Republic of China
Radionics Limited*	Dublin	Republic of Ireland
RS Components Pte Limited*	Singapore	Singapore
Amidata SA*	Madrid	Spain
RS Components AB*	Vällingby	Sweden
RS Components Limited	Corby	United Kingdom
Allied Electronics Inc.*	Fort Worth, TX	United States of America
RS Components Company Ltd*	Bangkok	Thailand
Holding and Management Companies		
Electrocomponents France SARL*	Beauvais	France
Electrocomponents UK Limited	Oxford	United Kingdom
RS Components Holdings Ltd*	Oxford	United Kingdom
Electrocomponents North America, Inc.*	Laytonsville, MD	United States of America

Except as stated below all of the above are wholly owned by Electrocomponents plc. Those companies marked with an asterisk are indirectly owned. The companies operate within their countries of incorporation. RS Components Limited (UK) exports to most countries where we do not have a trading company and operates branch offices in Japan, South Africa, Taiwan, and the Philippines. RS Components Limited also operates under the names of RS Calibration, RS Mechanical and RS Health & Safety in the United Kingdom.

† RS Components & Controls (India) Ltd (RSCC) is a joint venture with Controls & Switchgear Company Ltd, a company registered in India. The authorised share capital of this company is Rs20m, of which Rs18m is issued and owned in equal shares by Electrocomponents UK Limited and its joint venture partner. RS Components Limited supplies product and catalogues to RSCC, while office space and distribution network are provided by Controls & Switchgear. During the year ended 31 March 2007 the Group made sales of £0.8m (2006: £0.6m) to RSCC and supplied catalogues at a cost to RSCC of £0.1m (2006: £0.1m). RSCC is treated in the accounts as an associated undertaking.

17 Inventories

	2007 £m	2006 £m
Raw materials and consumables	10.4	7.4
Finished goods and goods for resale	150.2	151.2
	160.6	158.6

During the year the provision for obsolete stock was not increased. In 2006 the provision was increased by £4.0m as a result of the RoHS Directive (see note 4).

18 Trade and other receivables

	2007 £m	2006 £m
Gross trade debtors	154.8	146.2
Provision for doubtful debts	(3.5)	(3.3)
Amounts owed by jointly controlled entities	0.4	0.3
Derivative assets	2.0	0.6
Other debtors	3.6	3.3
Prepaid catalogue expenses	7.2	7.2
Other prepayments and accrued income	6.5	8.0
Trade and other receivables falling due within one year	171.0	162.3
Corporate tax	0.2	0.2
Prepaid leases	–	1.9
Derivative assets	–	0.3
Other debtors	2.5	0.8
Other receivables falling due after more than one year	2.7	3.2

19 Trade and other payables

	2007 £m	2006 £m
Trade creditors	82.8	77.5
Other taxation and social security	9.6	8.9
Derivative liabilities	1.1	1.0
Other creditors	4.6	5.2
Government grants	0.2	0.3
Accruals and deferred income	34.6	30.6
Trade and other payables due within one year	132.9	123.5
Other creditors	3.5	3.3
Government grants	4.4	4.5
Other payables due in more than one year	7.9	7.8

20 Interest-bearing loans and borrowings

	2007 £m	2006 £m
Non-current liabilities:		
Unsecured bank facility	70.2	128.4
Secured bank loan	2.5	3.1
Unsecured bank loans	3.4	3.9
Finance lease liabilities	0.2	1.8
	76.3	137.2
Current liabilities		
Unsecured bank facility	51.1	–
Unsecured overdraft	1.9	1.4
Secured bank loan	0.6	0.6
Unsecured bank loans	23.1	17.7
Finance lease liabilities	2.3	3.3
	79.0	23.0
Borrowings are repayable as follows:		
Amounts falling due on demand or in less than one year	79.0	23.0
In more than one but not more than two years	0.8	59.7
In more than two but not more than three years	70.8	0.8
In more than three but not more than four years	4.1	71.5
In more than four but not more than five years	0.6	4.6
In more than five years	–	0.6
	155.3	160.2

Borrowings are analysed by currency as:

	Total 2007 £m	Sterling 2007 £m	US Dollars 2007 £m	Euro 2007 £m	Japanese Yen 2007 £m	Other 2007 £m
Bank overdrafts	1.9	0.7	0.2	–	0.2	0.8
Unsecured bank facility	121.3	–	51.1	37.4	26.0	6.8
Secured bank loan	3.1	–	–	3.1	–	–
Unsecured bank loan	26.5	7.1	1.3	–	5.7	12.4
Finance lease liabilities	2.5	2.5	–	–	–	–
Total borrowings	155.3	10.3	52.6	40.5	31.9	20.0

	Total 2006 £m	Sterling 2006 £m	US Dollars 2006 £m	Euro 2006 £m	Japanese Yen 2006 £m	Other 2006 £m
Bank overdrafts	1.4	0.2	–	–	–	1.2
Unsecured bank facility	128.4	–	57.5	35.0	28.8	7.1
Unsecured bank loan	21.6	–	3.8	–	6.1	11.7
Secured bank loan	3.7	–	–	3.7	–	–
Finance lease liabilities	5.1	5.1	–	–	–	–
Total borrowings	160.2	5.3	61.3	38.7	34.9	20.0

21 Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuations in foreign exchange rates and interest rates. All financial instruments are accounted for on trade date.

Credit risk

Credit risk arises because a counterparty may fail to perform its obligations. The Group is exposed to credit risk on financial assets, such as cash balances, derivative instruments, trade and other receivables.

The Group's credit risk is primarily attributable to its trade receivables.

All operating companies have credit policies and monitor their credit exposure on an ongoing basis. Each operating company performs credit evaluations on all customers seeking credit over a certain amount. For countries with no local operating company presence export credit limits are set and monitored on a country basis. Trading receivables are stated net of allowances for doubtful receivables, estimated by local management based on prior experience and assessment of their current economic environment. The average credit period taken by customers is 54 days (2006: 54 days).

The investment management of liquid funds aims to maximise the return on net funds subject to the security of the principal and the liquidity of the Group. The Group identifies counterparties of suitable creditworthiness based on ratings assigned by international credit-rating agencies and has procedures to ensure that only these parties are used, that exposure limits are set based on the external credit ratings, and that these limits are not exceeded.

The amounts in the balance sheet represent the maximum credit risk exposure at the balance sheet date. There were no significant concentrations of credit risk at the balance sheet date, as exposure is spread over a large number of counterparties and customers.

Interest rate risk

Interest rate risk comprises both the interest rate price risk that results from borrowing at fixed rates of interest and also the interest cash flow risk that results from borrowing at variable rates, where appropriate interest rate swaps are used to manage the Group's principal interest rate risk policy. The Group adopts a policy of paying and receiving interest on a variable interest rate basis, as in the opinion of the Group this minimises interest cost over time. Multi-currency cash pooling is in place with our banks across the Group to ensure daily netting of almost all the Group's cash flows in all currencies with consequent improvements to liquidity and interest costs. This policy is subject to regular monitoring of the effect of potential changes in interest rates on its interest cost with a view to taking suitable actions should exposure reach certain levels.

Two interest rate swaps have been entered into in order to achieve this policy. The swaps mature over the next five years following the maturity of the related loans, one of which is amortising, and have fixed swap rates of 1.15% and 3.85%. At 31 March 2007 the Group had interest rate swaps with notional contract amounts of JPY 800m and EUR 4.5m (2006: JPY 800m and EUR 5.4m).

The Group classifies these interest rate swaps as fair value hedges and states them at fair value. The net fair value of swaps at 31 March 2007 was £nil, comprising assets of £nil and liabilities of £nil (2006: £nil).

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice.

	Effective interest rate	6 months or less £m	6 months – 2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Cash and cash equivalents							
EUR interest bearing	3.8%	10.0	–	–	–	–	–
Other	*	9.1	–	–	–	–	–
Secured bank loans:							
EUR fixed rate loan	3.9%	–	–	–	–	(3.1)	–
Effect of interest rate swap	(0.9%)	(3.1)	–	–	–	3.1	–
Unsecured bank loans							
JPY fixed rate loan	1.2%	–	–	–	(3.4)	–	–
Effect of interest rate swap	(0.3%)	(3.4)	–	–	3.4	–	–
Other unsecured bank loans	4.6%	(23.1)	–	–	–	–	–
Finance lease liabilities	4.9%	–	(2.5)	–	–	–	–
Unsecured bank facility	4.4%	(121.2)	–	–	–	–	–
Bank overdrafts	**	(1.9)	–	–	–	–	–
At 31 March 2007		(133.6)	(2.5)	–	–	–	–

* Comprises local bank account balances, which typically bear interest at rates set by reference to local applicable rates or cash float balances which have not yet cleared for interest purposes.

** Bank overdrafts are repayable on demand and are all unsecured. They bear interest at rates set by reference to applicable local rates.

All financial instruments are at floating rates of interest except for finance lease liabilities.

21 Financial instruments continued

Comparative information

	Effective interest rate	6 months or less £m	6 months - 2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m
Cash and cash equivalents	3.6%	39.4	–	–	–	–	–
Secured bank loans:							
EUR fixed rate loan	3.9%	–	–	–	–	–	(3.7)
Effect of interest rate swap	(2.0%)	(3.7)	–	–	–	–	3.7
Unsecured bank loans							
JPY fixed rate loan	1.2%	–	–	–	–	(3.9)	–
Effect of interest rate swap	(0.8%)	(3.9)	–	–	–	3.9	–
Other unsecured bank loans	3.3%	(17.7)	–	–	–	–	–
Finance lease liabilities	4.9%	–	–	(5.1)	–	–	–
Unsecured bank facility	3.7%	(128.4)	–	–	–	–	–
Bank overdrafts	*	(1.4)	–	–	–	–	–
At 31 March 2006		(115.7)	–	(5.1)	–	–	–

At the year end the Group had three committed bank facilities, one bilateral multicurrency facility for $100m due to expire in February 2008, but ultimately cancelled in April 2007, a syndicated multicurrency facility for £110m and $120m and a syndicated facility for £63.5m both due to expire in February 2010.

Excluding the $100m bilateral, as at 31 March 2007, the Group had available £113.5m of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

Foreign currency risk

The Group is exposed to foreign currency transaction risk primarily because purchases in currencies other than Sterling are much less than its receivables in those currencies. A very high level of hedging of currency exposures over catalogue lives is implemented in order to 'shelter' forecast gross profits. In this way the impacts of currency fluctuations are smoothed until selling or cost prices can be changed in light of the movements in exchange rates. The hedges are enacted through forward foreign currency contracts entered into by Group Treasury on the basis of trading projections provided by local businesses. Specific cash flows relating to material transactions in currencies other than the functional currency of the local business are hedged when the commitment is made.

The Group classifies forward exchange contracts hedging forecast transactions as cash flow hedges. These forecast cash flows are expected to occur evenly throughout the period for 16 months from the year end, and will affect the profit and loss account in the period in which they occur. The net fair value of forward exchange contracts as at 1 April 2006 was -£0.1m comprising assets of £0.9m and liabilities of -£1.0m and was adjusted against the opening balance of the hedging reserve at that date. The net fair value of forward exchange contracts used as hedges of forecast transactions at 31 March 2007 was £0.9m, comprising assets of £2.0m and liabilities of -£1.1m. Of this the amount expected to be recognised in more than one year was £nil. The net fair value of forward exchange contracts not used as hedges of forecast transactions at 31 March 2007 was £nil. The total net amount recognised in equity in the year to 31 March 2007 was £1.0m and the total net amount removed from equity during the year and taken to the income statement was -£0.4m.

Foreign currency translation exposures arising from where the results of overseas companies are consolidated into the Group's reporting currency of Sterling are not explicitly hedged, local currency debt is used where economic and fiscally efficient in the financing of subsidiaries and this provides a partial hedge. Guidelines are in place for reviewing the impact of translation exposures arising from both the currency mix of the Group's net debt and of net assets should there be any material changes.

The Group has designated certain external loans as hedges of its investments in its US and European subsidiaries. The carrying amount of the US hedge was US $170m (£87m), of which $100m (£51m) formed part of the unsecured bank facility and $70m (£36m) was in the form of an overdraft. The carrying amount of the Euro hedge was €65m (£44m), of which €55m (£37m) formed part of the unsecured bank facility and €10m (£7m) was in the form of an overdraft. Both the US Dollar and Euro overdrafts were shown in the balance sheet netted with positive cash balances, as there is an absolute right of set-off. A foreign exchange gain of £12m was recognised in equity on translation of the loans to sterling.

Sensitivity analysis

In managing interest rate and currency risk the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on Group earnings.

It is estimated that a general increase of one percentage point in interest rates would have decreased the Group's profit before tax by approximately £1.5m. Interest rate swaps have been included in this calculation.

It is estimated that a decrease of one percentage point in the value of the US Dollar and the Euro against Sterling would have decreased the Group's profit before tax by £0.4m for the year ended 31 March 2007. The forward foreign exchange contracts have been included in this calculation.

21 Financial instruments continued

Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2007 £m	Fair value 2007 £m	Carrying amount 2006 £m	Fair value 2006 £m
Trade and other receivables due in more than one year	2.7	1.8	1.0	0.8
Cash and cash equivalents	19.1	19.1	39.4	39.4
Interest rate swaps:				–
Assets	–	–	0.1	0.1
Liabilities	–	–	(0.1)	(0.1)
Forward exchange contracts:				
Assets	2.0	2.0	0.9	0.9
Liabilities	(1.1)	(1.1)	(1.0)	(1.0)
Unsecured bank loans	(26.5)	(26.5)	(21.6)	(21.5)
Secured bank loans	(3.1)	(3.1)	(3.7)	(3.8)
Finance lease liabilities	(2.5)	(2.5)	(5.1)	(4.9)
Unsecured bank facilities	(121.3)	(121.3)	(128.4)	(128.4)
Trade and other payables due in more than one year	(3.5)	(2.5)	(3.3)	(2.3)
Bank overdraft	(1.9)	(1.9)	(1.4)	(1.4)
Unrecognised gains		0.1		1.0

Estimation of fair values

The following summarises the major methods and assumptions used in estimating the fair values of financial instruments reflected in the table.

Derivatives

Forward exchange contracts are valued by discounting the difference between the contractual forward price and the current forward rate. For interest rate swaps broker quotes are used.

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows. For amounts with a repricing maturity of less than one year the notional amount is deemed to reflect the fair value.

Finance lease liabilities

The fair value is estimated as the present value of future cash flows discounted at market rates.

Trade and other receivables and payables

Receivables and payables are discounted to determine the fair value. The average credit period taken for trade payables is 43 days (2006: 43 days).

22 Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities are attributable to the following:

Group	Assets 2007 £m	2006 £m	Liabilities 2007 £m	2006 £m	Net 2007 £m	2006 £m
Property, plant & equipment	0.1	1.8	(13.5)	(15.9)	(13.4)	(14.1)
Goodwill	–	–	(18.3)	(15.8)	(18.3)	(15.8)
Retirement benefit obligations	9.6	12.1	–	–	9.6	12.1
Inventories	0.4	0.8	(0.1)	–	0.3	0.8
Employee benefits	1.5	1.0	–	–	1.5	1.0
Provisions	1.0	0.7	–	–	1.0	0.7
Other items	0.3	–	(0.8)	(1.2)	(0.5)	(1.2)
Tax losses	11.1	13.7	–	–	11.1	13.7
Tax assets (liabilities)	24.0	30.1	(32.7)	(32.9)	(8.7)	(2.8)
Set off of tax	(9.8)	(12.6)	9.8	12.6	–	–
Net tax assets (liabilities)	14.2	17.5	(22.9)	(20.3)	(8.7)	(2.8)

A deferred tax asset has been recognised for tax losses where current projections show that sufficient taxable profits will arise in the near future against which these losses may be offset.

	2007 £m	2006 £m
Unrecognised deferred tax assets		
Tax losses	8.5	11.0
	8.5	11.0

The tax losses above have not been recognised as recoverability is uncertain.

At the balance sheet date, the aggregate amount of temporary differences for which deferred tax liabilities have not been recognised was expected to be £6.0 million. No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Further, the Group has sufficient relevant losses to fully offset the £6.0 million liability.

Deferred tax has been measured using the standard rate of corporation tax in the UK at the balance sheet date. In April 2008 the statutory rate of corporation tax will be reduced to 28%. Based on the statutory rate of 28% the net deferred tax liability at 31 March 2007 would have been £0.1m lower.

23 Lease commitments

Operating lease commitments

The Group has entered into non-cancellable leases in respect of plant and machinery, the payments for which extend over a period of up to five years. The total annual rental (including interest) for 2007 was £3.3m (2006: £5.3m). The lease agreements provide that the Group will pay all insurance, maintenance and repairs. In addition, the Group leases certain properties on short and long-term leases. The annual rental on these leases was £6.6m (2006: £8.1m). The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. The Group pays all insurance, maintenance and repairs of these properties. Operating lease rentals are payable as follows:

	Properties 2007 £m	2006 £m	Plant and machinery 2007 £m	2006 £m
Within one year	5.6	4.5	2.6	2.8
Within two to five years	8.9	10.8	4.1	4.1
After five years	8.7	8.8	–	–
	23.2	24.1	6.7	6.9

24 Related parties

The Group has a related party relationship with its subsidiaries (see note 16) and with its key management personnel. The key management personnel of the Group are the Executive Directors. Compensation of key management personnel was:

	2007 £m	2006 £m
Remuneration	1.5	1.4
Social security costs	0.1	0.2
Equity settled transactions	0.6	0.5
Pension costs	0.1	0.2
	2.3	2.3

Details of transactions with associates are given in note 16 to the accounts.

25 Share capital

	2007 Number of shares	2006 Number of shares	2007 £m	2006 £m
Ordinary shares of 10p each:				
Authorised	500,000,000	500,000,000	50.0	50.0
Called up and fully paid:				
At 1 April 2006	435,276,125	435,259,071	43.5	43.5
New share capital subscribed	48,882	17,054	–	–
At 31 March 2007	435,325,007	435,276,125	43.5	43.5

All of the new share capital subscribed in 2007 related to the exercise of share options (see note 7).

For details of the shares held by Electrocomponents plc in itself see note 8 to the Company accounts on page 51.

26 Reserves

		Other reserves					
	Share premium account £m	Own shares held £m	Hedging reserve £m	Cumulative translation £m	Profit and loss account £m	Total other reserves £m	Total £m
At 1 April 2005	38.4	(1.7)	0.9	1.5	274.0	274.7	313.1
Total recognised income and expense	–	–	(1.0)	11.6	46.5	57.1	57.1
Dividend paid	–	–	–	–	(80.0)	(80.0)	(80.0)
Equity settled transactions	–	–	–	–	2.7	2.7	2.7
Premium on new share capital subscribed	–	–	–	–	–	–	–
At 1 April 2006	38.4	(1.7)	(0.1)	13.1	243.2	254.5	292.9
Total recognised income and expense	–	–	1.0	(11.6)	55.8	45.2	45.2
Dividend paid	–	–	–	–	(80.0)	(80.0)	(80.0)
Equity settled transactions	–	–	–	–	2.7	2.7	2.7
Premium on new share capital subscribed	0.3	–	–	–	–	–	0.3
At 31 March 2007	38.7	(1.7)	0.9	1.5	221.7	222.4	261.1

The cumulative amount of goodwill written off directly to Group profit and loss reserves in respect of subsidiaries that form part of the Group's continuing activities at 31 March 2007 is £42.8m (2006: £42.8m).

The own shares held reserve represents the cost of shares in Electrocomponents plc purchased in the market and held by the Electrocomponents Employee Trust to satisfy options under the Group's share option schemes (see note 7).

The translation reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations as well as from the translation of liabilities that hedge the Group's net investment in foreign subsidiaries.

The hedging reserve comprises the fair value of forward foreign exchange contracts and interest rate swaps outstanding at the period end.

27 Reconciliation of movements in equity

	2007 £m	2006 £m
Profit for the year	56.2	43.6
Dividend	(80.0)	(80.0)
Retained loss	(23.8)	(36.4)
Translation differences	(11.6)	11.6
Gain (loss) on cashflow hedges	1.0	(1.0)
Actuarial (loss) gain on defined benefit pension schemes	(0.4)	4.2
Tax impact on adjustments taken directly to reserves	–	(1.3)
Equity settled transactions	2.7	2.7
New share capital subscribed	0.3	–
Net reduction to equity	(31.8)	(20.2)
Equity shareholders' funds at the beginning of the year	336.4	356.6
Equity shareholders' funds at the end of the year	304.6	336.4

28 Cash and cash equivalents

	2007 £m	2006 £m
Bank balances	16.1	15.4
Call deposits and investments	3.0	24.0
Cash and cash equivalents in the balance sheet	19.1	39.4
Bank overdrafts	(1.9)	(1.4)
Cash and cash equivalents in the statement of cash flows	17.2	38.0
Current instalments of loans	(77.1)	(21.6)
Loans repayable after more than one year	(76.3)	(137.2)
Net debt	(136.2)	(120.8)
Gross pension deficit	(38.7)	(41.8)
Net debt including gross pension deficit	(174.9)	(162.6)

29 Contingent liabilities

At 31 March 2007 there were no contingent liabilities (2006: none).

30 Principal exchange rates

	2007 Average	Closing	2006 Average	Closing
United States Dollar	1.90	1.96	1.79	1.74
Euro	1.47	1.47	1.46	1.43
Japanese Yen	221	232	202	205

Company Balance Sheet

As at 31 March 2007

	Note	2007 £m	2006 £m
Fixed assets			
Tangible fixed assets	6	18.6	27.4
Investments	7	372.6	423.4
		391.2	450.8
Current assets			
Debtors	9	160.1	9.1
Investments – Bank deposits		3.0	24.0
Cash at bank and in hand		30.0	45.7
		193.1	78.8
Creditors: amounts falling due within one year	10	(188.8)	(87.9)
Net current assets (liabilities)		4.3	(9.1)
Total assets less current liabilities		395.5	441.7
Creditors: amounts falling due after more than one year	10	(70.2)	(128.4)
Provisions for liabilities and charges	12	(0.8)	(2.1)
		324.5	311.2
Capital and reserves			
Called-up share capital	15	43.5	43.5
Share premium account	16	38.7	38.4
Retained earnings	16	242.3	229.3
Equity shareholders' funds		324.5	311.2

These accounts were approved by the Board of Directors on 30 May 2007 and signed on its behalf by:

Simon Boddie
Group Finance Director

The notes on pages 48 to 52 form part of these Company accounts.

Company Significant Accounting Policies

Basis of preparation
The Company accounts have been prepared under the historical cost convention, modified to include revaluation to fair value of certain financial instruments as described below, and in accordance with UK Company Law and UK Generally Accepted Accounting Practice (UK GAAP).

The Group accounts have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union and are presented on pages 24 to 45.

Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirements to present its own profit and loss account.

Under Financial Reporting Standard 25, the Company is exempt from disclosure requirements of FRS 25 (Financial Instruments: Presentation) on the grounds that the parent undertaking Electrocomponents plc includes the Company in its own published consolidated accounts. Disclosures are provided in note 21 under IAS 32 (Financial Instruments: Presentation) which comply with the disclosure requirements of FRS 25.

The following paragraphs describe the main accounting policies under UK GAAP, which have been applied consistently.

Investments in subsidiary undertakings
Investments in subsidiary undertakings including long-term loans are included in the Balance Sheet of the Company at the lower of cost and the expected recoverable amount. Any impairment is recognised in the Profit and Loss Account.

Translation of foreign currencies
Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains and losses on translation are included in the Profit and Loss Account.

Financial instruments
Derivative financial instruments
The Company uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. It principally employs forward foreign exchange contracts to hedge against changes in exchange rates over the catalogue periods of the majority of its operating companies. In addition there are also a small number of interest rate swaps which swap certain fixed rate loans into floating rate.

In accordance with its treasury policies, the Company does not hold or issue derivative financial instruments for trading purposes.

Certain derivative financial instruments are designated as hedges in line with the Company's risk management policies. Hedges are classified as follows:

Fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability.

Cash flow hedges when they hedge the exposure to variability in cash flows that is attributable to a particular risk associated with a forecast transaction.

Net investment hedges when they hedge the exposure to changes in the value of the Company's interests in the net assets of foreign operations.

All the Company's derivatives have no initial cost. In subsequent periods they are stated in the Balance Sheet at fair value. Changes in the fair value of derivative financial instruments that do not qualify for cash flow or net investment hedge accounting are recognised in the Profit and Loss as they arise.

Cash flow hedge accounting
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the highly effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the Profit and Loss Account. When the forecast transaction subsequently results in the recognition of a non-financial asset or liability the associated cumulative gain or loss is removed from equity and included in the initial cost of the non-financial asset or liability. When the forecast transaction subsequently results in the recognition of a financial asset or liability, the associated cumulative gain or loss that was recognised directly in equity is reclassified into profit or loss in the same period during which the asset acquired or liability assumed affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the Profit and Loss Account.

The fair value of forward foreign exchange contracts is the difference between their discounted contractual forward price and their current forward price.

Fair value hedge accounting
The Company uses derivative financial instruments to hedge exposure to interest rate risks arising from financing activities, holding a small number of interest rate swaps which swap certain fixed rate loans into floating rate.

The fair value of the interest rate swaps is the market value of the swap at the balance sheet date, taking into account current interest rates.

Pension costs
The Company participates in group operated defined contribution and defined benefit pension schemes. The assets of the schemes are held separately from those of the Company in independently administered funds.

The Company is unable to identify its share of the defined benefit scheme's underlying assets and liabilities and therefore accounts for its defined contribution. The amounts charged against profits represent contributions to the schemes in respect of the accounting period.

Long Term Incentive Plan and Long Term Incentive Share Option Plan
The Company operates several share-based payment schemes, the largest of which are the Savings Related Share Option Scheme (SAYE), the Long Term Incentive Option Plan (LTIOP), the Long Term Incentive Plan (LTIP) and the Executive Incentive Plan (EIP).

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity and spread over the period during which employees become unconditionally entitled to the options. The fair values are calculated using an appropriate option pricing model. The profit and loss account charge is then adjusted to reflect expected and actual levels of vesting based on non market performance related criteria.

All profit and loss account charges relating to options held by members of other Group companies are charged to the appropriate Group company.

The Company has chosen to adopt the exemption whereby FRS 20, Share-Based Payment, is applied only to awards made after 7 November 2002.

Depreciation
No depreciation has been charged on freehold land. Other assets have been depreciated to residual value, on a straight-line basis at the following annual rates:

Freehold buildings	2%
Warehouse systems	10-20%
Plant and equipment	10-20%
Mainframe computer equipment	20%
Network computer equipment	33%
Portable computers	50%
Computer software costs	12.5-50%
Other office equipment	20%

Taxation
The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences.Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes.

Leases
Operating lease rentals are charged to the Profit and Loss Account on a straight-line basis over the course of the lease period. The benefits of rent free periods and similar incentives are credited to the Profit and Loss Account on a straight-line basis over the period up to the date on which the lease rentals are adjusted to the prevailing market rate.

Own shares held
The Company's own shares held by the Electrocomponents Employee Trust and the QUEST are deducted from shareholders' funds until they vest unconditionally with employees as required by UITF 38: Accounting for ESOP Trusts.

Notes to the Company Accounts

For the year ended 31 March 2007

1 Profit for the financial year

The profit dealt with in the accounts of the Company is £90.9m (2006: £65.7m). A separate profit and loss account has not been presented in respect of the Company, as provided by Section 230 of the Companies Act 1985.

Fees paid to KPMG Audit Plc and its associates for non-audit services to the Company itself are not disclosed in the individual accounts of Electrocomponents Plc because the Company's consolidated accounts are required to disclose such fees on a consolidated basis.

2 Employees

Numbers employed

	2007	2006
The average number of employees during the year was:		
Management and administration	25	30
Distribution and marketing	11	17
	36	47

Aggregate employment costs

	£m	£m
Wages and salaries	3.1	3.4
Social security costs	0.4	0.4
Equity-settled transactions	1.5	0.7
Pension costs	0.3	0.6
	5.3	5.1

3 Share-based payments

Details of the share-based payment schemes that existed during the year are given in note 7 to the Group accounts.

Number and weighted average exercise prices of share options

In thousands of options	Weighted average exercise price 2007	Number of options 2007	Weighted average exercise price 2006	Number of options 2006
Outstanding at the beginning of the year	237p	9,120	367p	5,802
Forfeited during the year	272p	(2,163)	339p	(880)
Lapsed during the year	207p	(1,114)	427p	(249)
Exercised during the year	205p	(59)	n/a	–
Granted during the year	12p	526	99p	4,447
Outstanding at the end of the year	217p	6,310	237p	9,120
Exercisable at the end of the year	–	–	–	–

The options outstanding at 31 March 2007 have an exercise price in the range 0p to 686p and a weighted average contractual life of 7.7 years.

Employee expenses

	2007 £m	2006 £m
Share options granted in 2003/04	0.1	0.2
Share options granted in 2004/05	0.3	0.3
Share options granted in 2005/06	0.8	0.2
Share options granted in 2006/07	0.3	–
Total expense recognised as employee costs	1.5	0.7

4 Pension

The UK defined benefit scheme is described in note 8 to the Group accounts. The last actuarial valuation of the UK scheme was carried out as at 31 March 2004 and has been updated to 31 March 2007 by a qualified independent actuary in accordance with FRS 17. The deficit on the UK scheme is included within the balance sheet of RS Components Ltd, a subsidiary of Electrocomponents plc, as it is this company which employs the majority of the scheme members. As allowed by FRS 17, the deficit has not been split between Electrocomponents plc and RS Components Ltd as it is not possible to do so. This disclosure therefore relates to the UK pension scheme rather than just the Electrocomponents plc part of it.

The principal assumptions used in the valuation of the liabilities of the scheme were:

	2007	2006	2005	2004
Discount rate	5.25%	4.90%	5.40%	5.40%
Rate of increase in salaries	3.85%	3.90%	3.90%	4.65%
Rate of increase of pensions in payment	3.10%	2.90%	2.90%	2.90%
Inflation assumption	3.10%	2.90%	2.90%	2.90%

4 Pension continued

The expected long-term rates of return on the scheme assets as at 31 March were:

	2007	2006	2005	2004
Equities	7.40%	7.05%	6.95%	7.00%
Corporate bonds	4.50%	4.15%	4.65%	4.65%
Government bonds	3.90%	3.55%	3.95%	4.00%
Cash	4.50%	3.75%	4.00%	3.25%

The valuation of the assets of the scheme as at 31 March was:

	2007 £m	2006 £m	2005 £m	2004 £m
Equities	203.7	189.9	143.5	127.7
Corporate bonds	24.0	22.6	18.4	14.3
Government bonds	41.6	39.7	32.7	25.7
Cash	2.6	1.5	3.4	3.7
Total market value of assets	271.9	253.7	198.0	171.4

The valuation of the scheme as at 31 March was:

	2007 £m	2006 £m
Total market value of assets	271.9	253.7
Present value of scheme liabilities	(303.8)	(288.7)
Deficit in the scheme recognised in the accounts of RS Components Ltd	(31.9)	(35.0)
Related deferred tax asset	9.6	12.1
Net pension liability	(22.3)	(22.9)

In addition, the value of the assets and liabilities held in respect of AVCs amounted to £1.0m as at 31 March 2007 (2006: £1.0m). The value of the assets and liabilities held in respect of the defined contribution section of the scheme amounted to £5.5m (2006: £2.8m).

The amounts charged to the profit and loss account are as shown below. The charge has been allocated between RS Components Limited and Electrocomponents plc based upon the pensionable salaries of current employees.

	2007 £m	2006 £m
Current service cost	6.9	7.1
Past service cost	–	–
Interest cost	14.2	13.1
Expected return on scheme assets	(15.9)	(12.6)
Total profit and loss account charge included in the accounts of Electrocomponents plc and RS Components Limited	5.2	7.6

The amount included within the statement of total recognised gains and losses in RS Components was:

	2007	2006	2005	2004
Actual less expected return on scheme assets	(1.5)	36.1	4.2	25.3
As a % of scheme assets	(0.6%)	14.2%	2.1%	14.8%
Experience gains and (losses) arising on the scheme liabilities	(0.8)	0.1	7.7	(4.4)
As a % of scheme liabilities	(0.3%)	0.0%	3.2%	2.0%
Changes in the assumptions underlying the present value of the scheme liabilities	1.3	(32.0)	(10.1)	(22.1)
Actuarial gain (loss) recognised in the statement of total recognised gains and losses	(1.0)	4.2	1.8	(1.2)
As a % of scheme liabilities	0.3%	1.5%	0.8%	0.6%

The movement in the deficit was:

	£m
Deficit in the scheme at the beginning of the year	(35.0)
Movement in the year:	
Current service cost	(6.9)
Past service cost	–
Contributions	9.3
Other finance expense	1.7
Actuarial gain (loss)	(1.0)
Deficit in the scheme at the end of the year	(31.9)

5 Dividends

	2007 £m	2006 £m
Amounts recognised in the period:		
Final dividend for the year ended 31 March 2006 – 12.6p (2005: 12.6p)	54.8	54.8
Interim dividend for the year ended 31 March 2007 – 5.8p (2006: 5.8p)	25.2	25.2
	80.0	80.0
Proposed dividend for the year ended 31 March 2007 – 12.6p	54.8	

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

6 Tangible fixed assets

Cost	Land and buildings £m	Plant and machinery £m	Computer systems £m	Total £m
At 1 April 2006	31.1	8.6	0.5	40.2
Additions	–	0.6	–	0.6
Disposals	(9.6)	–	(0.1)	(9.7)
Reclassification	–	–	–	–
At 31 March 2007	**21.5**	**9.2**	**0.4**	**31.1**
Depreciation				
At 1 April 2006	4.3	8.0	0.5	12.8
Charged in the year	0.3	0.5	–	0.8
Disposals	(1.0)	–	(0.1)	(1.1)
Reclassification	–	–	–	–
At 31 March 2007	**3.6**	**8.5**	**0.4**	**12.5**
Net book value				
At 31 March 2007	**17.9**	**0.7**	–	**18.6**
At 31 March 2006	26.8	0.6	–	27.4

Net book value of land and buildings	2007 £m	2006 £m
Freehold land	4.6	6.4
Freehold buildings	13.2	20.4
Leasehold buildings	0.1	–
	17.9	26.8

All classes of tangible fixed assets are depreciated except for freehold land.

7 Investments: subsidiary undertakings

Cost:	Shares £m	Loans £m	Total £m
At 31 March 2006	175.1	263.7	438.8
Additions	–	98.7	98.7
Reclassification	–	(149.0)	(149.0)
Disposals	(0.5)	–	(0.5)
At 31 March 2007	**174.6**	**213.4**	**388.0**
Provisions:			
At 31 March 2006	–	15.4	15.4
Released in the year	–	–	–
At 31 March 2007	–	**15.4**	**15.4**
Net book value:			
At 31 March 2007	**174.6**	**198.0**	**372.6**
At 31 March 2006	175.1	248.3	423.4

A list of the principal subsidiary undertakings held by the Company is disclosed in note 16 to the Group accounts.

8 Own shares

During the year no ordinary shares in the Company were purchased by the trustees (2006: none). At 31 March 2007, a total of 308,417 (2006: 308,417) ordinary shares in the Company were held by the Electrocomponents Employee Trust, all of which were under option to employees for a nominal consideration. The market value of the shares at 31 March 2007 was £892,867 (2006: £863,568).

At 31 March 2007, a total of nil (2006: 39,342) ordinary shares were also held by the QUEST. The market value of the shares at 31 March 2007 was £nil (2006: £110,158).

9 Debtors

	2007 £m	2006 £m
Amounts owed by subsidiary undertakings	158.6	7.9
Other debtors	0.8	0.2
Other prepayments and accrued income	0.7	1.0
Amounts falling due within one year	160.1	9.1

10 Creditors: amounts falling due within one year

	2007 £m	2006 £m
Bank overdrafts (unsecured)	63.2	19.3
Current instalments of loans (see note 11)	74.1	17.7
Amounts owed to subsidiary undertakings	47.0	47.8
Other taxation and social security	0.1	0.1
Accruals and deferred income	4.4	3.0
Amounts falling due within one year	188.8	87.9
Amounts falling due after more than one year:		
Loans repayable after more than one year (see note 11)	70.2	128.4
	259.0	216.3

11 Loans

	2007 £m	2006 £m
Australian Dollar bank loans	2.2	2.9
Euro bank loans	37.5	35.0
GBP bank loans	7.1	–
Hong Kong Dollar bank loans	5.0	5.0
Japanese Yen bank loans	28.3	31.0
Singapore Dollar bank loans	5.1	3.8
South African Rand bank loans	6.7	7.1
US Dollar bank loans	52.4	61.3
	144.3	146.1
Amounts falling due within one year or on demand	(74.1)	(17.7)
	70.2	128.4
Loans repayable in more than one but not more than two years	–	57.5
Loans repayable in more than two but not more than five years	70.2	70.9
Loans repayable in more than five years	–	–
	70.2	128.4

The bank loans are at variable rates of interest and are unsecured.

12 Provisions for liabilities and charges

	Deferred taxation £m
At 1 April 2006	2.1
Profit and loss account	(1.3)
At 31 March 2007	0.8

Deferred taxation	2007 £m	2006 £m
Amounts provided:		
Accelerated capital allowances	1.0	2.0
Share schemes	(0.5)	–
Other short-term timing differences	0.3	0.1
	0.8	2.1

13 Lease commitments

The minimum annual rentals in respect of the Company's operating lease commitments are as follows:

	Plant and machinery 2007 £m	2006 £m
Within one year	0.3	–
Within two to five years	1.2	0.1
After five years	1.5	–
	3.0	0.1

14 Contingent liabilities

Guarantees in respect of bank facilities available to certain subsidiaries up to a maximum of £23.6m (2006: £25.7m), of which £16.4m (2006: £17.3m) had been drawn down by the end of the year.

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Company considers these to be insurance arrangements, and accounts for them as such. In this respect, the Company treats the guarantee contracts as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

15 Share capital

	2007 Number of shares	2006 Number of shares	2007 £m	2006 £m
Ordinary shares of 10p each:				
Authorised	500,000,000	500,000,000	50.0	50.0
Called up and fully paid:				
At 1 April 2006	435,276,125	435,259,071	43.5	43.5
New share capital subscribed	48,882	17,054	–	–
At 31 March 2007	435,325,007	435,276,125	43.5	43.5

All of the new share capital subscribed in 2007 related to the exercise of share options.

16 Reserves

	Share premium account £m	Own shares held £m	Hedging reserve £m	Profit and loss £m	Retained earnings £m	Total £m
At 1 April 2006	38.4	(1.7)	–	231.0	229.3	267.7
Profit for the year	–	–	0.6	90.9	91.5	91.5
Dividend	–	–	–	(80.0)	(80.0)	(80.0)
Equity settled transactions	–	–	–	1.5	1.5	1.5
Premium on new share capital subscribed	0.3	–	–	–	–	0.3
At 31 March 2007	38.7	(1.7)	0.6	243.4	242.3	281.0

17 Reconciliations of movements in shareholders' funds

	2007 £m	2006 £m
Profit for the year	90.9	65.7
Dividend	(80.0)	(80.0)
Retained profit/(loss) for the year	10.9	(14.3)
Gain on cash flow hedges	0.6	–
Equity settled transactions	1.5	0.7
New share capital subscribed	0.3	–
Net increase/(reduction) in equity	13.3	(13.6)
Equity shareholders' funds at the beginning of the year	311.2	324.8
Equity shareholders' funds at the end of the year	324.5	311.2

Five Year Record

Year ended 31 March

	IFRS 2007	IFRS 2006	IFRS 2005	UK GAAP 2004	UK GAAP 2003
Revenue	877.5	828.5	773.9	759.3	743.7
Operating profit	91.1	68.5	100.8	98.3	91.0
Provision for RoHS	–	4.0	–	–	–
Reorganisation (income)/costs	(0.8)	3.7	–	–	–
Amortisation of goodwill	–	–	–	10.2	11.3
Headline operating profit	90.3	76.2	100.8	108.5	102.3
Net interest payable	(5.9)	(3.4)	(0.9)	(1.4)	(1.2)
Profit before tax	85.2	65.1	99.9	96.9	89.8
Provision for RoHS	–	4.0	–	–	–
Reorganisation (income)/costs	(0.8)	3.7	–	–	–
Amortisation of goodwill	–	–	–	10.2	11.3
Headline profit before tax	84.4	72.8	99.9	107.1	101.1
Tax	(29.0)	(21.5)	(32.3)	(31.0)	(29.3)
Profit for the year attributable to the equity shareholders	56.2	43.6	67.6	65.9	60.5
Non-current assets	325.0	342.0	323.2	305.2	346.8
Current assets	351.8	361.3	354.4	353.6	307.6
Current liabilities	(226.4)	(159.8)	(155.9)	(210.0)	(204.6)
Non-current liabilities	(145.8)	(207.1)	(166.0)	(104.4)	(63.1)
Net assets	304.6	336.4	355.7	344.4	386.7
Number of shares in issue:					
Weighted average (excluding own shares held)	434.9	434.9	434.9	434.9	434.8
Year end	435.3	435.3	435.3	435.2	435.2
Dividend per share (pence)	18.4	18.4	18.4	18.2	17.0
Average number of employees	5,451	5,206	4,993	4,973	5,028
Share price at 31 March (pence)	289.5	280.0	247.5	341.5	257.0

The amounts disclosed for 2004 and earlier are disclosed on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS.

Notice of Annual General Meeting

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take, you should seek your own advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares, please send the Report and Accounts containing this document, together with the accompanying form of proxy, as soon as possible to the purchaser or transferee of those shares or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Notice is hereby given that the Annual General Meeting of Electrocomponents plc will be held at the Company's premises, The International Management Centre, 8050 Oxford Business Park North, Oxford OX4 2HW on Friday 13 July 2007 at 12.00 noon.

The business of the meeting will be:

Ordinary Business

Report and Accounts

1 To receive the accounts and the reports of the Directors and the auditors for the year ended 31 March 2007.

Directors' Remuneration Report

2 To approve the Directors' Remuneration Report for the year ended 31 March 2007.

Declaration of Dividend

3 To declare a final dividend on the ordinary shares.

Retiring Directors and New Directors

4 To elect Mr H Mamsch as a Director.

5 To re-elect Dr L Atkinson as a Director.

6 To re-elect Mr I Mason as a Director.

Auditors' appointment and remuneration

7 To reappoint KPMG Audit Plc as auditors of the Company and to authorise the Directors to agree their remuneration.

Special Business

To consider and, if thought fit, pass the following resolutions of which resolution 8 will be proposed as an Ordinary Resolution and resolution 9 will be proposed as a Special Resolution:

Electronic Communication

8 THAT the Company be authorised, subject to and in accordance with the provisions of the Companies Act 2006, to send, convey or supply all types of notices, documents or information to the members by means of electronic equipment, including by making such notices, documents or information available on a website.

Renewal of Directors' authority for the purchase by the Company of its own shares

9 THAT the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company (ordinary shares) provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,532,000;

(b) the minimum price which may be paid for ordinary shares is 10p per ordinary share;

(c) the maximum price which may be paid for ordinary shares is an amount equal to the higher of (i) 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase or (ii) the higher of the price of the last independent trade and the highest current bid as stipulated by Article 5(1) of Commission Regulation (EC) 22 December 2003 implementing the Market Abuse Directive as regards exemptions for buyback programmes and stabilisation of financial instruments (No 2273/2003);

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such a time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract.

The Directors consider that the passing of each of the resolutions proposed at the Annual General Meeting is in the best interests of the Company and its shareholders as a whole and recommend all shareholders to vote in favour of all the resolutions, as the Directors intend to do in respect of their own beneficial holdings.

By Order of the Board

Ian Haslegrave
Company Secretary
30 May 2007

Registered Office: International Management Centre, 8050 Oxford Business Park North, Oxford OX4 2HW Registered Number: 647788

Notes

(i) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and (on a poll) vote instead of him. A proxy need not be a member of the Company. Appointment of a proxy will not preclude a member from attending or voting at the meeting if he/she subsequently wishes to do so.

(ii) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those shareholders registered in the Register of Members of the Company as at 6.00 pm on 11 July 2007 will be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 6.00 pm on 11 July 2007 will be disregarded in determining the rights of any person to attend or vote at the Meeting.

(iii) A form of proxy is enclosed. To be effective a proxy form and the authority (if any) under which it is signed or a notarially certified copy of such authority must be deposited at the offices of the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZP by not later than 12.00 noon on Wednesday 11 July 2007.

(iv) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 13 July 2007 at 12.00 noon and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(v) If the Chairman, as a result of any proxy appointments, is given discretion as to how the votes the subject of those proxies are cast and the voting rights in respect of those discretionary proxies, when added to the interests in the Company's securities already held by the Chairman, result in the Chairman holding such number of voting rights that he has a notifiable obligation under the Disclosure and Transparency Rules, the Chairman will make the necessary notifications to the Company and the Financial Services Authority. As a result, any member holding 3% or more of the voting rights in the Company who grants the Chairman a discretionary proxy in respect of some or all of those voting rights and so would otherwise have a notification obligation under the Disclosure and Transparency Rules, need not make a separate notification to the Company and the Financial Services Authority.

(vi) As at 30 May 2007, the latest practicable date prior to the printing of this Notice, the Company's total capital consisted of 435,330,490 Ordinary Shares with a total of 435,330,490 voting rights.

(vii) The Register of Directors' Interests and copies of all Contracts of Service of the Directors together with terms and conditions of appointment of the Non-Executive Directors are available for inspection during business hours at the registered office of the Company and will be available for inspection at the place of the Meeting from half an hour before the time of the Meeting until the conclusion of the Meeting.

(viii) Biographical details of the Directors who are proposed for re-election or election at the Annual General Meeting are set out on page 14.

Principal Locations

United Kingdom

UK
www.rswww.com

Global exports
www.rs-export.com

Continental Europe

Austria
www.rs-components.at

Belgium
www.rsonline.be

Denmark
www.rsonline.dk

France
www.radiospares.fr

Germany
www.rsonline.de

Ireland
www.radionics.ie

Italy
www.rs-components.it

Netherlands
www.rsonline.nl

Norway
www.rsonline.no

Portugal
www.rsportugal.com

Spain
www.amidata.es

Sweden
www.rsonline.se

North America

Canada
www.alliedelec.com

USA
www.alliedelec.com

Asia Pacific

Australia
www.rsaustralia.com

Chile
www.rschile.cl

China
www.rsprc.com

Hong Kong
www.rshongkong.com

India
www.rsindia.com

Japan
www.rswww.co.jp

Malaysia
www.rsmalaysia.com

New Zealand
www.rsnewzealand.com

Philippines
www.rsphilippines.com

Singapore
www.rssingapore.com

South Africa
www.rssouthafrica.com

Taiwan
www.rstaiwan.com

Registered Office, Advisers and Financial Calendar

Registered Office

Electrocomponents plc
International Management Centre
8050 Oxford Business Park North
Oxford OX4 2HW
United Kingdom
Tel: (44) (0) 1865 204000
Fax: (44) (0) 1865 207400
Website: www.electrocomponents.com

Financial Calendar

Announcement of results
The results of the Group are normally published at the following times.

Interim results for the six months to 30 September in early November.
Preliminary announcement for the year to 31 March in late May/early June.
Report and Accounts for the year to 31 March in June.

Dividend payments
Current policy is to make dividend payments at the following times:

Interim dividend in January.
Final dividend in July.

2007 final dividend	
Ex-dividend date	27 June
Record date	29 June
Annual General Meeting	13 July
Dividend paid	27 July

Advisers

Auditors
KPMG Audit Plc
PO Box 695, 8 Salisbury Square
London EC4Y 8BB

Merchant Bankers
Citigroup
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Solicitors
Norton Rose
3 More London Riverside
London SE1 2AQ

Stockbrokers
UBS
1 Finsbury Avenue
London EC2M 2PP

Shareholder Services

Shareview
A website, www.shareview.co.uk, has been developed by Lloyds TSB Registrars, the Company's registrar, enabling shareholders to access shareholdings online. The website provides information useful to the management of investments together with an extensive schedule of frequently asked questions.

In order to view shareholdings the shareholder reference number is required which can be found at the top of share certificates or on the last dividend tax voucher.

Produced by Black Sun Plc
Printed by The Midas Press

This report is printed on Revive 50:50 Offset, which is manufactured from 50% recovered fibre, and 50% virgin wood fibre from well-managed forests and other controlled sources, at a mill that is certified ISO 14001 and EMAS. The pulp is Elemental Chlorine Free [ECF].


Electrocomponents plc

International Management Centre
8050 Oxford Business Park North
Oxford OX4 2HW
United Kingdom

t: (44) (0) 1865 204000
f: (44) (0) 1865 207400

REG-Electrocomponents Holding(s) in Company

Released: 11/06/2007

RNS Number:1082Y
Electrocomponents PLC
11 June 2007

TR-1(i): Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents PLC
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
X
An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): Transitional Provisions

3. Full name of person(s) subject to the notification obligation
OppenheimerFunds, Inc (OFI) and Baring
(iii): Asset
Management Limited (Baring)

4. Full name of shareholder(s) (if different from 3.)(iv):

5. Date of the transaction (and date on which the threshold is
June 7, 2007
crossed or reached if different)(v):

6. Date on which issuer notified:
June 8, 2007

7. Threshold(s) that is/are crossed or reached: 3% (OFI:
3.51% and Baring .40%)

In
aggregate, OFI and Baring fell below

the 4% threshold.
8. Notified details:
Electrocomponents PLC, International
Management
Ctr, 5000 Oxford
Business
Park So, Oxfordshire,
0X4 2BH,
United Kingdom,

www.electrocomponents.com ,
Tel# 44-
1865-204-000,
Fax# 44-
1865-207-400

A: Voting rights attached to shares
Class/type of   Situation previous to the   Resulting situation after the
triggering transaction(vii)
shares   Triggering transaction (vi)
Number of   Number of   Number of   Number of voting
% of voting rights
if possible   Shares   Voting Rights   shares   rights ix
using the ISIN   viii   Direct   Direct   Indirect
xi   Direct   Indirect
CODE   x
GB0003096442   OFI: OFI: OFI 15,291,929   OFI:
OFI: 3.51%
15,299,056   15,299,056
15,291,929
Baring:
Baring: .40%
Baring: Baring: 1,726,284   Baring:
3,026,866   3,026,866
1,726,284   Total: 3.91%
Total:
Total: Total: 17,018,213   Total:
18,325,922   18,325,922
17,018,213

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial   Expiration date Exercise/ Conversion   Number of
voting rights   % of voting
instrument   xiii   Period/ Date xiv   that may be
acquired if   rights
the instrument
is
exercised/
converted.

Total (A+B)
Number of voting rights   % of voting rights
17,018,213   3.91%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively
held, if applicable xv:
As of 6/7/07, OFI owns 15,291,929 shares of Electrocomponents PLC equal to 3.51% of the shares outstanding

(435,330,490) and Baring owns 1,726,284 shares equal to .40% of the shares outstanding.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name: Ian Haslegrave
15. Contact telephone number: 01865 207491
16. Date: 11 June 2007

Notes

(i) This form is to be sent to the issuer or underlying issuer and
to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the
person acquiring, disposing of or exercising voting rights in the cases provided
for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in
DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached,
as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the
following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that

acquires the voting rights and is entitled to exercise them under the agreement
and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights
and declares its intention of exercising them, and person lodging the collateral
under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has
a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those
situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker
of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing
the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that
controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder,
if he can exercise the voting rights at his discretion, and the shareholder who
has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h).
This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of
an on exchange transaction, the date on which the matching of orders occurs; in
the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the
acquisition, disposal or possibility to exercise voting rights takes effect (see
DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took
effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was
below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party
should not be obliged to disclose the extent of the holding, only that the new
holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns- if
there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect
shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled

undertakings through which the voting rights are held. The notification should
also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds
3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the
shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

HOLGUUUGQUPMGUG

REG-Electrocomponents Annual Report and Accounts

Released: 21/06/2007

RNS Number:7986Y
Electrocomponents PLC
21 June 2007

ELECTROCOMPONENTS PLC ("Electrocomponents")

Electrocomponents announces the following:

Copies of the following documents, previously posted to shareholders, have been
submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7066 1000

- Annual Report for the year ended 31 March 2007 including the notice of Annual General Meeting to be held on 13 July 2007.
- Form of Proxy

IAN HASLEGRAVE

Company Secretary

21 June 2007

END

ACSSEMFLFSWSEEM

REG-Electrocomponents Annual Information Update

Released: 21/06/2007

RNS Number:7991Y
Electrocomponents PLC
21 June 2007

ELECTROCOMPONENTS PLC ("the Company")

In accordance with the Prospectus Rule 5.2, the following summarises the information which has been made available to the public by the Company over the
last 12 months.

Whilst the Company confirms that the information relating to the Company referred to below was at the time of publication accurate and up-to-date, this
information is not necessarily up to date as at the date of this Annual Information Update. The information appears by way of record and the Company is
under no obligation to update it.

Regulatory Announcements made available via RNS

The text of the announcements below can be viewed either on the Company's website www.electrocomponents.com or at www.londonstockexchange.com.

11 June 2007	Holdings in Company
05 June 2007	Holdings in Company
04 June 2007	Total Voting Rights
30 May 2007	Final Results
24 May 2007	Directors' Declaration
11 May 2007	Directors' Declaration
08 May 2007	Directorate change
01 May 2007	Total Voting Rights
29 March 2007	Trading Statement
21 March 2007	Holdings in Company
19 March 2007	Holdings in Company
15 March 2007	Holdings in Company
14 March 2007	Notice of Trading Update
08 March 2007	Holdings in Company
06 March 2007	Holdings in Company
06 March 2007	Holdings in Company
06 March 2007	Holdings in Company
02 March 2007	Total Voting Rights
2 February 2007	Blocklisting Interim Review
21 December 2006	Total Voting Rights
11 December 2006	Holdings in Company
06 November 2006	Interim Results
10 October 2006	Directorate change
29 September 2006	Director/PDMR Shareholding
28 September 2006	Director/PDMR Shareholding

27 September 2006	Trading Statement
19 September 2006	Notice of Trading Update
11 August 2006	Blocklisting Interim Review
07 August 2006	Holdings in Company
04 August 2006	Holdings in Company
01 August 2006	Holdings in Company
17 July 2006	Director/PDMR Shareholding
14 July 2006	Trading and Directorate Change
14 July 2006	Result of AGM
13 July 2006	Directorate change
07 July 2006	Director/PDMR Shareholding
05 July 2006	Director/PDMR Shareholding
04 July 2006	Holdings in Company
28 June 2006	Annual Information Update

Documents filed at Companies House

The information below can be obtained from Companies house, Crown Way, Cardiff,
CF14 3UZ or via Companies House website at www.companieshouse.gov.uk.

21/12/2006	288c	Director's Particulars changed
21/12/2006	287	Registered Office Changed
05/11/2006	88(2)	Allotment of Ordinary Shares
26/10/2006	288b	Secretary Resigned
26/10/2006	288a	Secretary Appointed
26/10/2006	288b	Director Resigned
03/10/2006	88(2)	Allotment of Ordinary Shares
14/09/2006	288a	Director Appointed
07/09/2006	88(2)	Allotment of Ordinary Shares
07/09/2006	88(2)	Allotment of Ordinary Shares
16/08/2006	288b	Secretary Resigned
16/08/2006	288a	Secretary Appointed
11/08/2006	MISC	Amending 88(2) 29/03/06
20/07/2006	Resolution	
20/07/2006	Accounts	Company's Accounts
20/07/2006	288b	Director Resigned
20/07/2006	288b	Director Resigned
25/07/2006	363a	Annual Return
28/06/2006	88(2)	Allotment of Ordinary Shares
19/05/2006	88(2)	Allotment of Ordinary Shares

IAN HASLEGRAVE
Company Secretary
21 June 2007

END
AIUOKDKBQBKDFAB

Regulatory Announcement

Go to market news section

Free annual report

Company	Electrocomponents PLC
TIDM	ECM
Headline	Director/PDMR Shareholding
Released	16:30 25-Jun-07
Number	9806Y

Electrocomponents Plc – Long Term Incentive Plan Award

Electrocomponents Plc (the 'Company') announces that on 22nd June 2007 the following conditional award of ordinary shares of 10p each in the Company ('Shares') was made to the Executive Directors of the Company.

Ian Mason (Chief Executive)	220,000 Shares
Simon Boddie (Finance Director)	110,000 Shares

No consideration is payable for the award.

The award will vest depending on the achievement of a performance target over a three year performance period from the date of grant. The performance target is based on the Company's TSR compared with that of the FTSE 250. For full vesting to occur, the Company's TSR must outperform that of the FTSE 250 by at least 20%. No part of the award will vest if the Company's TSR is below that of the FTSE 250. The award will vest on a straight line pro-rata basis in between these levels.

The Company has been notified of this transaction in accordance with s324 of the Companies Act 1985 and the FSA Disclosure Rules 3.1.2 R.

Ian Haslegrave
Company Secretary
25 June 2007

END

Close

REG-Electrocomponents Notice of IMS

Released: 28/06/2007

RNS Number:2204Z
Electrocomponents PLC
28 June 2007

ELECTROCOMPONENTS PLC

FORTHCOMING ANNOUNCEMENTS

In line with FSA Handbook DTR 4.3, we will be releasing our first Interim Management Statement relating to the financial year ending 31 March 2008 at 7.00am on Friday, 13 July 2007. The Company's AGM will commence later that day
at 12.00noon.

Contacts:

Ian Mason	Group Chief Executive	01865 204000
Simon Boddie	Group Finance Director	01865 204000
Diana Soltmann	Flagship Consulting Ltd	0207 886 8440

END
NORFPMTTMMBTBMR

REG-Electrocomponents Total Voting Rights

Released: 04/06/2007

RNS Number:7018X
Electrocomponents PLC
04 June 2007

ELECTROCOMPONENTS PLC ("the Company")

Electrocomponents plc - Voting Rights and Capital

As of 31 May 2007, Electrocomponents plc's capital consists of 435,330,490 ordinary shares, all with voting rights. Electrocomponents plc currently holds
no ordinary shares in Treasury.

Therefore, the total number of voting rights in Electrocomponents plc is 435,330,490.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their
interest in, or a change to their interest in, Electrocomponents plc under the
FSA's Disclosure and Transparency rules.

IAN HASLEGRAVE
Company Secretary
4 June 2007

END
TVRBGGDLIXGGGRS

REG-Electrocomponents Holding(s) in Company

Released: 05/06/2007

RNS Number:8190X
Electrocomponents PLC
05 June 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents plc
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights
P

An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):_

3. Full name of person(s) subject to the notification obligation Aviva plc
& its subsidiaries
(iii):

4. Full name of shareholder(s) (if different from 3.)(iv):
Registered
Holder:
BNY Norwich
Union Nominees Limited 3,437,929*
BT Globenet
Nominees Limited 6,700*
Chase GA
Group Nominees Limited 6,680,912*
Chase
Nominees Limited 170,000*
CUIM Nominee
Limited 2,359,384*

Vidacos
Nominees Limited 1,458,730*
* denotes
direct interest

5. Date of the transaction (and date on which the threshold is 1 June 2007

crossed or reached if different)(v):

6. Date on which issuer notified: 5 June 2007

7. Threshold(s) that is/are crossed or reached: 2% to 3%
Change at Direct Interest Level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction(vii)				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix		% of voting rights	
				Direct x	Indirect xi	Direct	Indirect
Ordinary Shares GB0003096442	Below 3%	Below 3%	14,113,655	14,113,655	Not Disclosable	3.24%	Not Disclosable

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights
14,113,655	3.24%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv: See Section 4

Proxy Voting:

10. Name of the proxy holder: See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 435,330,490.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

16. Date: 5 June 2007

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities)
Contact address (registered office for legal entities)
Phone number
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable xvii

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

Notes

(i) This form is to be sent to the issuer or underlying issuer and
to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the
person acquiring, disposing of or exercising voting rights in the cases provided
for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in
DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached,
as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the
following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that
acquires the voting rights and is entitled to exercise them under the agreement
and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights
and declares its intention of exercising them, and person lodging the collateral
under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has
a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those
situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker
of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing
the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that
controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder,

if he can exercise the voting rights at his discretion, and the shareholder who
has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h).
This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of
an on exchange transaction, the date on which the matching of orders occurs; in
the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the
acquisition, disposal or possibility to exercise voting rights takes effect (see
DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took
effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was
below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party
should not be obliged to disclose the extent of the holding, only that the new
holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns- if
there is no combined holdings, please leave the relevant box blank.

X Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

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HOLUUUQPQUPMGAA


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